   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1998
                                              1933 ACT REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                 LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM
                            VARIABLE LIFE INSURANCE

                           (EXACT NAME OF REGISTRANT)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                              (NAME OF DEPOSITOR)

               120 Madison Street, Suite 1700, Syracuse, NY 13202

              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code

                                 (315) 428-8400

         Robert O. Sheppard, Esquire                       COPY TO:
  Lincoln Life & Annuity Company of New York       George N. Gingold, Esq.
        120 Madison Street, Suite 1700          900 Cottage Grove Road, S-321
              Syracuse NY 13202                    Hartford, CT 06152-2321
   (NAME AND ADDRESS OF AGENT FOR SERVICE)

            Approximate date of proposed public offering: As soon as practicable after the effective date of the registration statement.

             UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6

  ITEM OF FORM
     N-8B-2        LOCATION IN PROSPECTUS
-----------------  --------------------------------------------------------------
             1     Cover Page Highlights

             2     Cover Page

             3     *

             4     Distribution of Policies

             5     LLANY

          6(a)     The Variable Account

          6(b)     *

             9     Legal Proceedings

     10(a)-(c)     Short-Term Right to Cancel the Policy; Surrenders;
                   Accumulation Value; Reports to Policy Owners

         10(d)     Right to Exchange for a Fixed Benefit Policy; Policy Loans;
                   Surrenders; Allocation of Net Premium Payments

         10(e)     Lapse and Reinstatement

         10(f)     Voting Rights

     10(g)-(h)     Substitution of Securities

         10(i)     Premium Payments; Transfers; Death Benefit; Policy Values;
                   Settlement Options

            11     The Funds

            12     The Funds

            13     Charges; Fees

            14     Issuance

            15     Premium Payments; Transfers

            16     The Variable Account

            17     Surrenders

            18     The Variable Account

            19     Reports to Policy Owners

            20     *

            21     Policy Loans

            22     *

            23     LLANY

            24     Incontestability; Suicide; Misstatement of Age or Sex

            25     LLANY

            26     Fund Participation Agreements

            27     The Variable Account

  ITEM OF FORM
     N-8B-2        LOCATION IN PROSPECTUS
-----------------  --------------------------------------------------------------
            28     Directors and Officers of LLANY

            29     LLANY

            30     *

            31     *

            32     *

            33     *

            34     *

            35     *

            37     *

            38     Distribution of Policies

            39     Distribution of Policies

            40     *

         41(a)     Distribution of Policies

            42     *

            43     *

            44     The Funds; Premium Payments

            45     *

            46     Surrenders

            47     The Variable Account; Surrenders, Transfers

            48     *

            49     *

            50     The Variable Account

            51 Cover Page; Highlights; Premium Payments; Right to Exchange for a Fixed Benefit Policy

            52     Substitution of Securities

            53     Tax Matters

            54     *

            55     *

* Not Applicable

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HOME OFFICE LOCATION:
120 MADISON STREET
SUITE 1700
SYRACUSE, NY 13202

ADMINISTRATIVE OFFICE MAILING ADDRESS:
900 COTTAGE GROVE ROAD, S-249
HARTFORD, CT 06152-2249
(800)552-9898

--------------------------------------------------------------------------------

              THE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
              BENEFITS PAYABLE ON DEATH OF SECOND OF TWO INSUREDS
--------------------------------------------------------------------------------

Through this prospectus, Lincoln Life & Annuity Company of New York ("LLANY") offers a flexible premium variable life insurance contract ("POLICY") which pays death benefits on the death of the second to die of the two Insureds named in the Policy ("SECOND DEATH"). The Policy allows flexible premium payments and a choice between two death benefit options. Applicants should carefully consider whether such a "second-to-die" Policy, which pays a death benefit only on the Second Death, is appropriate to their financial objectives.

The Policy is funded through one or more of nineteen different mutual funds ("FUNDS"), available through LLANY's Separate Account, and LLANY's fixed option, the Fixed Account. The performance and values of the Funds are not guaranteed or otherwise assured by LLANY. The Fixed Account, which credits at least 4% per year interest on principal, is an obligation of, and guaranteed by, LLANY. Special limits apply to withdrawals and transfers from the Fixed Account. This Prospectus describes only the Separate Account options unless the Fixed Account is specifically mentioned.

The Policy's value and (depending on the death benefit option selected) the Death Benefit Proceeds may vary with the investment return on the Owner's funding options. Policy values may be used to continue the Policy in force, borrowed in part, withdrawn in part or, subject to a surrender charge, surrendered in full. Following the Second Death, the Beneficiary may choose among settlement options equivalent to the Death Benefit Proceeds, or receive the Death Benefit Proceeds in a lump sum.

Each of the Funds available through the Separate Account has its own investment objective. The funding options available in the Separate Account are:

AIM VARIABLE INSURANCE FUNDS, INC.
AIM V.I. Capital Appreciation Fund
AIM V.I. Diversified Income Fund
AIM V.I. Growth Fund
AIM V.I. Value Fund

CIGNA VARIABLE PRODUCTS GROUP
CIGNA S&P 500 Index Fund
CIGNA Money Market Fund

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Equity-Income Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
Asset Manager Portfolio
Investment Grade Bond Portfolio

MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST
MFS Emerging Growth Series
MFS Total Return Series
MFS Utilities Series
MFS World Governments Series

OCC ACCUMULATION TRUST
Global Equity Portfolio
Managed Portfolio
Small Cap Portfolio

TEMPLETON VARIABLE PRODUCTS SERIES FUND
Templeton Asset Allocation Fund Class I
Templeton International Fund Class I
Templeton Stock Fund Class I

It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance contract with the Policy. This Prospectus and the Prospectuses of the Funds, furnished with this Prospectus, should be read carefully to understand the Policy being offered.

The Policy described in this prospectus is available only in New York.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE FUNDS AVAILABLE AS INVESTMENT OPTIONS THROUGH THE SEPARATE ACCOUNT UNDER THE POLICY OFFERED BY THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE READ CAREFULLY TO UNDERSTAND THE POLICY AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      PROSPECTUS DATED:             , 1998

                               TABLE OF CONTENTS

                    CONTENTS                         PAGE
DEFINITIONS.....................................           3
HIGHLIGHTS......................................           5
  PURPOSE OF POLICY.............................           5
  INITIAL CHOICES TO BE MADE....................           5
  LEVEL OR VARYING DEATH BENEFIT................           6
  PREMIUM PAYMENTS..............................           6
  SELECTION OF UNDERLYING INVESTMENTS...........           6
  CHARGES AND FEES..............................           6
INFORMATION ABOUT LLANY AND THE SEPARATE
 ACCOUNT........................................           7
PURPOSE OF THE POLICY...........................           8
  Personal Circumstances........................           8
    Market, Interest Rate and Credit Risk
     Exposure...................................           8
  Replacements..................................           9
APPLICATION.....................................           9
OWNERSHIP.......................................           9
BENEFICIARY.....................................          10
INSUREDS........................................          10
THE CONTRACT....................................          10
  Policy Specifications.........................          10
PREMIUM FEATURES................................          10
  Additional Premiums; Planned Premiums.........          11
    Limits on Right to Make Payments of
     Additional and Planned Premiums............          11
    Premium Load; Net Premium Payment...........          11
RIGHT-TO-EXAMINE PERIOD.........................          11
TRANSFERS AND ALLOCATION AMONG ACCOUNTS.........          11
  Allocation of Net Premium Payments............          11
  Transfers.....................................          12
  Optional Sub-Account Allocation Programs......          12
    Dollar Cost Averaging.......................          12
    Automatic Rebalancing.......................          13
INVESTMENT OPTIONS..............................          13
  Fixed Account.................................          13
  Variable Account..............................          14
POLICY VALUES...................................          14
  Accumulation Value............................          15
  Variable Account Value........................          15
    Variable Accumulation Unit Value............          15
    Variable Accumulation Units.................          15
  Fixed Account and Loan Account Value..........          16
  Net Accumulation Value........................          16
FUNDS...........................................          16
  Substitution of Securities....................          19
  Voting Rights.................................          19
  Fund Participation Agreements.................          19
CHARGES AND FEES................................          19
  Deductions Made Monthly.......................          20
    Monthly Deduction...........................          20
    Cost of Insurance Charge....................          20
  Mortality and Expense Risk Charge and Fund
   Expenses.....................................          21
    Surrender Charges...........................          23

                    CONTENTS                         PAGE
  Transaction Fee for Excess Transfers..........          23
DEATH BENEFITS..................................          23
  Death Benefit Options.........................          23
  Changes in Death Benefit Options and Specified
   Amount.......................................          24
  Federal Income Tax Definition of Life
   Insurance....................................          25
NOTICE OF DEATH OF INSUREDS.....................          25
PAYMENT OF DEATH BENEFIT PROCEEDS...............          25
SETTLEMENT OPTIONS..............................          26
POLICY LIQUIDITY................................          26
  Policy Loans..................................          26
  Partial Surrender.............................          27
  Surrender of the Policy.......................          28
    Surrender Value.............................          28
  Deferral of Payment and Transfers.............          28
ASSIGNMENT; CHANGE OF OWNERSHIP.................          28
LAPSE AND REINSTATEMENT.........................          29
  Lapse of a Policy.............................          29
    No Lapse Provision..........................          29
  Reinstatement of a Lapsed Policy..............          29
COMMUNICATIONS WITH LLANY.......................          30
  Proper Written Form...........................          30
OTHER POLICY PROVISIONS.........................          30
  Issuance......................................          30
  Date of Coverage..............................          30
  Right to Exchange the Policy..................          30
  Paid-up Insurance Option......................          31
  Incontestability..............................          31
  Misstatement of Age or Gender.................          31
  Suicide.......................................          31
  Nonparticipating Policies.....................          31
TAX ISSUES......................................          32
  Tax Treatment of Death Benefit................          32
  Federal Income Tax Considerations.............          32
  Taxation of LLANY.............................          33
  Other Considerations..........................          33
FAIR VALUE OF THE POLICY........................          33
DIRECTORS AND OFFICERS OF LLANY.................          34
DISTRIBUTION OF POLICIES........................          35
CHANGES OF INVESTMENT POLICY....................          36
OTHER CONTRACTS ISSUED BY LLANY.................          36
STATE REGULATION................................          36
REPORTS TO OWNERS...............................          36
ADVERTISING.....................................          36
LEGAL PROCEEDINGS...............................          37
EXPERTS.........................................          37
REGISTRATION STATEMENT..........................          37
FINANCIAL STATEMENTS............................          37
Illustrations...................................
Appendices......................................
Appendix 1......................................          38
  Illustration of Accumulation Values, Surrender
   Values, and Death Benefits...................          38

DEFINITIONS

                    ACCUMULATION VALUE: The sum of the Fixed Account Value, Variable Account Value and the Loan Account Value.

                    ADMINISTRATIVE OFFICE: The administrative office of Lincoln Life & Annuity Company of New York, whose mailing address is 900 Cottage Grove Road, S-249, Hartford, CT 06152-2249.

                    AGE: The age of the subject person at her or his nearest birthday.

                    BENEFICIARY: The person designated by the applicant or Owner to receive any Death Benefit Proceeds payable under the Policy.

                    CODE: The Internal Revenue Code of 1986, as amended.

                    COMMISSION: The Securities and Exchange Commission.

                    CORRIDOR DEATH BENEFIT: The Death Benefit calculated as a percentage of the Accumulation Value rather than by reference to the Specified Amount to satisfy the Internal Revenue Service definition of "life insurance."

                    COST OF INSURANCE: The portion of the Monthly Deduction designed to compensate LLANY (defined below) for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplemental benefits or monthly expense charges.

                    DATE OF ISSUE: The date on which LLANY begins life insurance coverage under a Policy.

                    DEATH BENEFIT OPTION: Either of two methods for determining the Death Benefit Proceeds.

                    DEATH BENEFIT PROCEEDS: The amount payable to the Beneficiary upon the Second Death (defined below), in accordance with the Death Benefit Option elected, before deduction of the amount necessary to repay any loans in full, and overdue deductions.

                    EFFECTIVE DATE: The date on which the initial premium is applied to the Policy.

                    FIXED ACCOUNT: The account under which principal is guaranteed and interest is credited at a rate of not less than 4% per year. Fixed Account assets are general assets of LLANY held in LLANY's General Account.

                    FIXED ACCOUNT VALUE: The portion of the Accumulation Value, other than the Loan Account Value, held in LLANY's General Account.

                    FUND(S): One or more of AIM Variable Insurance Funds, Inc. -- AIM V.I. Capital Appreciation Fund, AIM V.I. Diversified Income Fund, AIM V.I. Growth Fund, AIM V.I. Value Fund; CIGNA Variable Products Group -- CIGNA S&P 500 Index Fund and CIGNA Money Market Fund; Fidelity Variable Insurance Products Fund -- Equity-Income Portfolio; Fidelity Variable Insurance Products Fund II -- Asset Manager Portfolio, Investment Grade Bond Portfolio; MFS-Registered Trademark-Variable Insurance Trust -- MFS Emerging Growth Series, MFS Total Return Series, MFS Utilities Series, MFS World Governments Series; Templeton Variable Products Series Fund -- Templeton Asset Allocation Fund, Templeton International Fund, Templeton Stock Fund; OCC Accumulation Trust -- Global Equity Portfolio, Managed Portfolio and Small Cap Portfolio. Each of them is an open-end management investment company (mutual fund) whose shares are available to fund a Variable Sub-Account under the Policy.

                    GENERAL ACCOUNT: LLANY's general asset account, in which assets attributable to the non-variable portion of the Policies are held.

                    GRACE PERIOD: The 61-day period following a Monthly Anniversary Day on which the Policy's Net Accumulation Value is insufficient to cover the current Monthly Deduction. LLANY will send notice at least 31 days before the end of the Grace Period that the Policy will lapse without value unless a sufficient payment (described in the notification letter) is received by LLANY.

                    HOME OFFICE: The Headquarters of Lincoln Life & Annuity Company of New York, located at 120 Madison Street, Suite 1700, Syracuse, NY 13202.

                    INITIAL SPECIFIED AMOUNT: The amount (at least $250,000), originally chosen by the applicant, initially equal to the Death Benefit. The Specified Amount may be increased or decreased as described in this Prospectus.

                    INSURED: Each of the two persons whose lives are insured by the Policy. Any Death Benefit is payable only on the Second Death of the Insureds.

                    LLANY: Lincoln Life & Annuity Company of New York.

                    LOAN ACCOUNT: The account in which Policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed and Variable Sub-Accounts. The Loan Account is part of LLANY's General Account.

                    MONTHLY ANNIVERSARY DAY: The day of the month (as shown in the Policy Specifications) when LLANY makes the Monthly Deduction, or the next Valuation Day if that day is not a Valuation Day or is nonexistent for that month.

                    MONTHLY DEDUCTION: The monthly deduction made from Net Accumulation Value; this deduction includes the cost of insurance, an administrative expense charge, and charges for supplemental riders or benefits, if applicable.

                    NET ACCUMULATION VALUE: The Accumulation Value less the Loan Account Value.

                    NET AMOUNT AT RISK: The Death Benefit minus the Accumulation Value.

                    NET PREMIUM PAYMENT: The portion of a Premium Payment, after deduction of 8.0% for the premium load, available for allocation to the Fixed and Variable Sub-Accounts.

                    NO LAPSE PREMIUM: The cumulative premium required to have been paid by each Monthly Anniversary Day to prevent the Policy from lapsing.

                    OWNER: The person or persons (including non-natural persons), holding legal ownership rights to the Policy so long as one or both Insureds are living.

                    PLANNED PREMIUMS: The amount of premium (as shown in the Policy Specifications) the applicant chooses to pay LLANY on a scheduled basis. This is the amount for which LLANY sends a premium reminder notice.

                    POLICY: The life insurance contract described in this Prospectus.

                    POLICY ANNIVERSARY: The day of the year the Policy was issued, or the next Valuation Day if that day is not a Valuation Day or is nonexistent for that year.

                    POLICY YEAR: Each twelve-month period, beginning on the Date of Issue, during which the Policy is in effect.

                    PREMIUM PAYMENT: A premium payment made to LLANY under the Policy.

                    RIGHT-TO-EXAMINE PERIOD: The period of time, generally 10 days unless otherwise stipulated by state law requirements, beginning when the Policy is delivered to the Owner, during which the Owner may return the Policy and receive a refund of premiums paid.

                    SECOND DEATH: The Death of the second of the two Insureds to die.

                    SEPARATE ACCOUNT: LLANY Separate Account R for Flexible Premium Variable Life Insurance. Assets maintained in the Separate Account are kept separate from the general assets of LLANY and are not subject to the general liabilities of LLANY.

                    SETTLEMENT OPTION(S): Several ways in which the Beneficiary may receive Death Benefit Proceeds, or in which the Owner may choose to receive payments upon surrender of the Policy.

                    SUB-ACCOUNTS: The investment options available under this Policy, including Fixed and Variable Sub-Accounts.

                    SURRENDER CHARGE: The amount retained by LLANY upon the full surrender of the Policy.

                    SURRENDER VALUE: The amount an Owner can receive in cash by surrendering the Policy. This equals the Net Accumulation Value minus the applicable Surrender Charge. All of the Surrender Value may be applied to one or more of the Settlement Options.

                    VALUATION DAY: Every day on which Accumulation Units are valued; that is any day on which the New York Stock Exchange is open, except any day on which trading on the Exchange is restricted, or on which an emergency exists, as determined by the Commission, so that valuation or disposal of securities is not practicable.

                    VALUATION PERIOD: The period of time beginning on the day following a Valuation Day and ending on the next Valuation Day. A Valuation Period may be more than one day in length.

                    VARIABLE ACCOUNT: The aggregate of the Variable Sub-Accounts of LLANY Separate Account R for Flexible Premium Variable Life Insurance each invested in shares of a Fund. The Variable Account is also the Separate Account.

                    VARIABLE ACCOUNT VALUE: The portion of the Accumulation Value attributable to the Variable Account.

                    VARIABLE ACCUMULATION UNIT: A unit of measure used to calculate the value of a Variable Sub-Account.

HIGHLIGHTS

                    The Policy is a flexible premium variable life insurance policy. Its values may be accumulated on a fixed, variable or combination basis.

                    PURPOSE OF POLICY

                    The Policy insures two Insureds. The Death Benefit under the Policy is payable only on the Second Death of the two Insureds. The Policy is appropriate when the Owner desires to provide Death Benefits only after the Second Death. For example, the Policy may be suitable to insure a dual income couple who desire to provide support for their dependents in the event both should die, or when a couple desires to provide liquidity to their heirs on the Second Death. It would not be suitable when the need for a source of replacement income or liquidity will occur after the death of only a single Insured.

                    INITIAL CHOICES TO BE MADE

                    The Owner (initially, the applicant) has at least three important choices under the Policy. The Owner selects:

                       1)One of the two Death Benefit Options;
                       2)The amount and frequency of Premium Payments; and
                       3)The allocation of Net Premium Payments to underlying
                         investments.

                    LEVEL OR VARYING DEATH BENEFIT

                    There are two death benefit options (each a "DEATH BENEFIT OPTION"). The amount payable under each is determined as of the date of the Second Death. The Death Benefit Proceeds are the greater of the amount payable under (a) the Death Benefit Option selected and (b) the Corridor Death Benefit (see page 24). Death Benefit Option 1 provides a death benefit of the Specified Amount. Death Benefit Option 2 provides a death benefit of the Specified Amount plus the Accumulation Value as of the end of the Valuation Period in which LLANY receives Due Proof of Death of both Insureds. (SEE DEATH BENEFITS, DEATH BENEFIT OPTIONS.) If the applicant fails to designate a Death Benefit Option, Death Benefit Option 1 applies.

                    It is sometimes possible to change the Death Benefit Option or the Specified Amount. (SEE DEATH BENEFIT, CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT).

                    PREMIUM PAYMENTS

                    The Policy provides for flexible Premium Payments. The Owner may make an initial Premium Payment, elect a premium payment plan under which periodic reminder notices will be sent for Planned Premiums, or make fixed or varying Premium Payments from time to time, or some combination of these. To the extent that the Net Accumulation Value is insufficient to pay required deductions (including the Cost of Insurance), a Premium Payment will be required to continue the Policy in force and a premium notice will be sent. If a Premium Payment required to continue the Policy in force is not received in a timely manner, the Policy will lapse. If the Policy lapses it may be reinstated under certain circumstances. The Policy will not lapse if, on each Monthly Anniversary, the Owner has met the No Lapse Premium requirement. (SEE LAPSE AND REINSTATEMENT, NO LAPSE PROVISION) Premium Payments are refundable during the Right-to-Examine Period. The right of the Owner to make Premium Payments may be limited by LLANY in certain circumstances and may be limited by applicable tax laws.

                    SELECTION OF UNDERLYING INVESTMENTS

                    The Owner allocates the Net Premium Payments among the Variable Sub-Accounts in the Separate Account, each of which invests only in shares of a particular Fund, and the Fixed Account. The initial Premium Payment is allocated to the Sub-Accounts after the end of the Right-to-Examine Period (See RIGHT TO EXAMINE PERIOD). Allocations to each Fixed and Variable Sub-Account must be in whole percentages. At this time, no more than 18 Sub-Accounts may be opened during the life of the Policy. LLANY may increase the maximum number of Sub-Accounts in the future. The values of the Variable Sub-Accounts are not guaranteed and will vary with the investment performance of the Funds chosen by the Owner.

                    CHARGES AND FEES

                    There is a 8.0% premium load on all Premium Payments. (SEE PREMIUM PAYMENTS, PREMIUM LOAD).

                    Monthly Deductions are made for the Cost of Insurance and any riders. (SEE CERTAIN FEES AND CHARGES, COST OF INSURANCE CHARGE).

                    Monthly Deductions (a flat dollar fee of $12.50 per month during the first Policy Year and, currently $5 per month thereafter) and a charge of $0.09 per $1000 of Specified Amount for the first 20 years of the Policy are made to compensate LLANY for administrative expenses associated with Policy issue and ongoing Policy maintenance.

                    An additional monthly charge of $0.01 per $1,000 of Specified Amount will also be imposed if the No Lapse Provision is selected and remains in effect. (SEE CERTAIN FEES AND CHARGES, MONTHLY DEDUCTION).

                    Daily deductions from each Variable Sub-Account are made for the mortality and expense risk. The current rate of deduction, stated as an annual percentage of the value of the Variable Sub-Account, is 0.80%. (SEE CERTAIN FEES AND CHARGES, MORTALITY AND EXPENSE RISK CHARGE).

                    Investment results for each Variable Sub-Account are affected by each Fund's daily charge for management fees; these charges vary by Fund and are shown on pages 21-22 of this Prospectus.

                    A transaction fee of $25 is imposed for partial surrenders. (SEE POLICY LIQUIDITY, PARTIAL SURRENDERS).

                    LLANY reserves the right to impose a $25 charge for each request for transfers among Fixed and Variable Sub-Accounts in excess of 12 requests in any Policy Year. (SEE CERTAIN FEES AND CHARGES, TRANSACTION FEE FOR EXCESS TRANSFERS).

                    A surrender charge is deducted from proceeds (excluding Death Benefit Proceeds) payable to the Owner when the Policy is surrendered before the fifteenth anniversary of the Date of Issue or, with respect to any increase in Specified Amount, before the fifteenth anniversary of the increase. (SEE POLICY LIQUIDITY, SURRENDER CHARGES).

                    Interest is charged on Policy loans. (SEE POLICY LIQUIDITY, POLICY LOANS).

INFORMATION ABOUT LLANY AND THE SEPARATE ACCOUNT

                    LLANY is a life insurance company chartered under New York law on June 6, 1996. LLANY's principal offices are located at 120 Madison Street, Suite 1700, Syracuse, New York 13202. LLANY is licensed to sell life insurance policies and annuity contracts in New York.

                    LLANY is a subsidiary of The Lincoln National Life Insurance Company, which is a stock life insurance company incorporated under the laws of Indiana on June 12, 1905. Lincoln National Life Insurance Company is principally engaged in offering life insurance policies and annuity contracts, and ranks among the largest United States stock life insurance companies in terms of assets and life insurance in force.

                    The Lincoln National Life Insurance Company is wholly owned by Lincoln National Corporation ("LNC"), a publicly held insurance holding company incorporated under Indiana law on January 5, 1968. The principal offices of both The Lincoln National Life Insurance Company and LNC are located at 1300 South Clinton Street, Fort Wayne, Indiana 46802. Through subsidiaries, LNC engages primarily in the businesses of insurance and financial services. Administrative services necessary for the operation of the Variable Account and the Policies are currently provided by The Lincoln National Life Insurance Company. However, neither the assets of LNC nor those of The Lincoln National Life Insurance Company support the obligations of LLANY under the Policies.

                    LLANY Separate Account R for Flexible Premium Variable Life Insurance ("SEPARATE ACCOUNT") is a separate account of LLANY organized on January 29, 1998. Under New York insurance law, the income, gains and losses from separate account assets are credited to or charged against the account, without regard to other income, gains or losses of LLANY. LLANY owns the assets in the Separate Account, although the Separate Account assets are available first to satisfy the obligation of LLANY with respect to the Policies. LLANY does not guarantee the Separate Account's investment performance.

                    Lincoln Financial Advisors, Inc. ("LFA") is the principal underwriter for the Policies. (SEE "DISTRIBUTION OF POLICIES").

                    Net Premium Payments allocated to the Separate Account will be invested in Fund shares at net asset value. Monies necessary to fund deductions, charges, transfers and surrenders from the Separate Account are raised by selling Fund shares at net asset value. On each Valuation Day, the Separate Account will purchase or redeem Fund shares based on a netting of all transactions in that Variable Sub-Account for that day.

                    The Separate Account is registered with the Commission as a unit investment trust under the Investment Company Act of 1940 ("1940 ACT"). Registration under the 1940 Act does not involve supervision by the Commission of the Separate Account or LLANY's management or investment practices or policies. LLANY has other separate accounts, some of which are so registered. The other registered separate accounts hold assets that support different variable annuity contracts and variable life insurance policies of LLANY.

PURPOSE OF THE POLICY

                    PERSONAL CIRCUMSTANCES

                    The Policy generally provides a greater death benefit for the same amount of premium, or the same death benefit for a lower premium, than would a policy on the life of only one of the Insureds. This is possible because the probability of two deaths within a given period of time is less than the probability of a single death. This Policy may be appropriate in any situation in which death benefit proceeds are not required until after the death of both Insureds. For example, a husband and wife who plan to use the marital deduction for estate tax purposes on the first death, would not ordinarily need liquidity to pay estate taxes until after the Second Death. The Policy would also be appropriate in the case of a dual income couple, in which each has significant earning capacity, whose dependents will need replacement funds to provide support only after the Second Death. Such funds could be used to pay for a variety of needs of dependents, including support, medical treatment, education.

                    Applicants should consult with their professional advisors concerning the appropriateness of the Policy in their circumstances, and as to whether all appropriate legal, tax and financial factors have been taken into consideration.

                    MARKET, INTEREST RATE AND CREDIT RISK EXPOSURE

                    The use of variable life insurance rather than traditional life insurance provides greater opportunities and corresponding risks. If Death Benefit Option 2 is chosen, favorable investment performance may increase death benefits, by increasing the Net Accumulation Value, or reduce the amount of required premium payments, by funding the cost of insurance with before-tax Policy Value accumulations. On the other hand, unfavorable investment performance may cause a relative decline in death benefits if Death Benefit Option 2 is chosen, or increase the amount of premium payments required to avoid lapse. Such premium payments could be required at times when the Owner's resources most constrain his or her ability to pay them. Through selection of the underlying investments, an Owner may decide the degree of risk exposure best suited to the Owner's particular needs and circumstances. An applicant who is averse to market and interest rate risk, or wishes to provide a fixed amount of liquidity upon the Second Death, should strongly consider the purchase of a non-variable second-to-die life insurance policy. LLANY will provide information about such a policy on request to the Administrative Office.

                    REPLACEMENTS

                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy, a number of matters should be considered by the applicant. First, the applicant should consider whether any commission will be paid to an agent or any other person with respect to the replacement. Second, the applicant should consider whether coverages and comparable values are available from the Policy, as compared to his or her existing policy. For example, the Insureds may no longer be insurable, or the contestability period may have elapsed with respect to the underlying policy, while the Policy could be contested. The Owner should consider similar matters before deciding to replace the Policy or withdraw funds from the Policy for the purchase of funding a new policy of life insurance.

APPLICATION

                    Any person who wants to buy a Policy must first complete an application on a form provided by LLANY.

                    A complete application identifies the prospective Insureds and provides sufficient information about them to permit LLANY to begin underwriting the risks under the Policy. A medical history and examination of each of the Insureds is required. LLANY may decline to provide insurance on the lives of the Insureds or, if it agrees to provide insurance, it may place one or both Insureds into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by Age and gender of the Insureds.

                    The applicant will select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds payable on the Second Death, the initial face amount (the "INITIAL SPECIFIED AMOUNT") of the Death Benefit and which of two methods of computing the Death Benefit is to be used. (See DEATH BENEFITS, DEATH BENEFIT OPTIONS). The applicant will also indicate both the frequency and amount of Premium Payments. See PREMIUM FEATURES. The applicant must also determine how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See RIGHT-TO-EXAMINE PERIOD).

OWNERSHIP

                    The Owner is the person or persons named as "OWNER" in the application, and on the Date of Issue will usually be identified as "OWNER" in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insureds are the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the lives of each of the Insureds under applicable state law. The Owner may be either or both of the Insureds, or any other natural person or non-natural person. The Owner owns and exercises the rights under the Policy prior to the Second Death.

                    The Owner is the person who is ordinarily entitled to exercise the rights under the Policy so long as either of the Insureds is living. These rights include the power to select the Beneficiary and the Death Benefit Option. The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner is a person other than the last surviving Insured, and that Owner dies before the Second Death, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to LLANY.

BENEFICIARY
                    The person or persons named in the application as "BENEFICIARY" are the Beneficiaries under the Policy. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to LLANY.

                    Except when LLANY has acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, the Owner may change the Beneficiary at any time while either of the Insureds is living. Any request for a change in the Beneficiary must be in a written form satisfactory to LLANY and submitted to LLANY at its Administrative Office. Unless the Owner has reserved the right to change the Beneficiary, such a request must be signed by both the Owner and the Beneficiary. On recordation, the change of Beneficiary will be effective as of the date of signature or, if there is no such date, the date of recordation. No change of Beneficiary will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded.

                    If any Beneficiary dies before the Second Death, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to LLANY. If no named Beneficiary survives the Second Death, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assigns.

INSUREDS
                    There are two Insureds under the Policy. At the Date of Issue of the Policy the Owner must have an insurable interest in each of the Insureds. On the Second Death, a Death Benefit is payable under the Policy.

THE CONTRACT
                    On issuance, a life insurance contract ("POLICY") will be delivered to the Owner. The Policy sets forth the terms of the Policy, as applicable to the Owner, and should be reviewed by the Owner on receipt to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on the books and records of LLANY. Possession of the Policy does not represent ownership or the right to exercise the incidents of ownership with respect to the Policy. If the Owner loses the form of Policy, LLANY will issue a replacement on request. LLANY may impose a Policy replacement fee.

                    POLICY SPECIFICATIONS

                    The Policy includes a page entitled "POLICY SPECIFICATIONS" in which is set forth certain information applicable to the specific Policy. This information includes the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insureds, the issue Ages, the Beneficiary, the initial Premium Payment, and the No Lapse Premium if the No Lapse Provision has been selected.

PREMIUM FEATURES
                    The Policy permits flexible premium payments, meaning that the frequency and the amount of Premium Payments may be selected by the Owner. After the Initial Premium Payment is paid there is no minimum premium required, unless to maintain the No Lapse Provision. (See LAPSE AND REINSTATEMENT NO LAPSE PROVISION). The initial Premium Payment is due on the Effective Date and must be equal to or exceed the amount necessary to provide for two Monthly Deductions or, if selected, the No Lapse Premium.

                    If at least one of the Insureds is still living when the younger Insured attains or would have attained Age 100, and the Policy has not been surrendered, there are certain changes under the Policy. LLANY will no longer accept Premium Payments. LLANY will pay the Surrender Value of the Policy to the Owner as of the next Monthly Anniversary Day.

                    ADDITIONAL PREMIUMS; PLANNED PREMIUMS

                    Any later Premium Payments ("ADDITIONAL PREMIUMS")must be sent directly to the Administrative Office. Additional Premiums will be credited only when actually received by LLANY. An applicant may schedule Premium Payments with a annual, semiannual, quarterly or monthly frequency ("PLANNED PREMIUMS"). Pre-authorized automatic Additional Premium Payments can also be arranged at any time.

                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy lapse) will be applied first to reduce Policy indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS

                    The Owner may increase Planned Premiums, or pay Additional Premiums, subject to the following limitations and LLANY's right to limit the amount or frequency of Additional Premiums.

                    LLANY may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If LLANY is unwilling to accept the risk, the increase in premium will be refunded without interest and without participation of such amounts in any underlying investment.

                    LLANY may also decline any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws. The excess amount would be returned.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    LLANY deducts 8.0% from each Premium Payment. This amount, sometimes referred to as "PREMIUM LOAD," covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by LLANY. The Premium Payment, net of the premium load, is called the "NET PREMIUM PAYMENT."

RIGHT-TO-EXAMINE PERIOD

                    The Owner may return the Policy to LLANY for cancellation as follows. If the Owner mails or delivers the Policy to the Administrative Office on or before 10 days after delivery of the Policy (60 days for Policies issued in replacement of other insurance) ("RIGHT-TO-EXAMINE PERIOD") LLANY will refund to the Owner all Premium Payments.

                    Any Premium Payments received by LLANY before the end of the Right-to-Examine Period will be held in the Money Market Account, and will be allocated to the Sub-Accounts designated by the Owner at the end of a Right-to-Examine Period. If the Policy is returned for cancellation within the Right-to-Examine Period, any Premium Payments will be returned within seven days, although any refund of a Premium Payment made by check may be delayed until the check clears.

TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The allocation of Net Premium Payments among the Fixed and Variable Sub-Accounts may be set forth in the application. An Owner may change the allocation of future Net

                    Premium Payments at any time. In any allocation, the amount allocated to any Sub-Account must be in whole percentages. No allocation can be made which would result in a Sub-Account Value of less than $50. LLANY, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts. At the present time, no more than 18 Sub-Accounts may be opened during the life of the Policy. LLANY may increase the number of Sub-Accounts in the future.

                    TRANSFERS

                    The Owner may make transfers among the Sub-Accounts, on the terms set forth below, at any time before the younger Insured reaches or would have reached Age 100. The Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts. See pages 17-22 of this Prospectus.

                    Transfer of amounts of at least $500 from one Variable Sub-Account to another or from the Variable Sub-Accounts to the Fixed Account are possible at any time. Within 30 days after each anniversary of the Date of Issue, the Owner may transfer up to the lesser of $250,000 or 25% of the Fixed Account Value (as of the preceding anniversary of the Date of Issue) to one or more Variable Sub-Accounts. Up to 12 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge, and any value remaining in a Sub-Account after a transfer must be at least $500. LLANY reserves the right to impose a charge for each transfer request in excess of 12 requests in any Policy Year, except for transfers from a Variable Sub-Account to the Fixed Account following a change in that Variable Sub-Account's investment strategy. LLANY may further limit transfers from the Fixed Account at any time.

                    Transfers must be made in proper written form. Written transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually, 4:00 PM
                    ET) on a Valuation Day will be effected that day. Otherwise, requests will be effective as of the next Valuation Day.

                    Any transfer among the Variable Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form. Any transfer made which causes the remaining value of Accumulation Units for a Variable Sub-Account or the Fixed Account to be less than $500 will result in those remaining Accumulation Units being canceled and their aggregate value reallocated proportionately among the other Variable Sub-Accounts and the Fixed Account to which Policy values are then allocated.

                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    The Owner may elect to participate in programs providing for Dollar Cost Averaging or Automatic Rebalancing, but may participate in only one program at any time.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account. Transfer allocations may be made to one or more of the Sub-Accounts on a monthly or quarterly basis. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, an Owner may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market. An election to Dollar Cost Average is subject to the 18 Sub-Account Limitation described under ALLOCATION OF NET PREMIUM PAYMENTS.

                    If the Owner elects Dollar Cost Averaging, the value in the Money Market Sub-Account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

                    An election for Dollar Cost Averaging is effective after the Administrative Office receives a request from the Owner in proper written form or by telephone, if adequately authenticated. An election is effective within ten business days, but only if there is sufficient value in the Money Market Sub-Account. LLANY may, in its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging terminates automatically: (1) if the number of designated transfers has been completed; (2) if the value in the Money Market Sub-Account is insufficient to complete the next transfer; (3) one week after the Administrative Office receives a request for termination in proper written form or by telephone, if adequately authenticated; or (4) if the Policy is surrendered.

                    Currently, there is no charge for Dollar Cost Averaging, but LLANY reserves the right to impose a charge.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Variable Sub-Account (e.g. 20% Money Market, 50% Growth, 30% Utilities). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Variable Sub-Accounts will be subject to Automatic Rebalancing.

                    The Owner may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, effective within ten business days upon receipt by the Administrative Office of a request in proper written form or by telephone, if adequately authenticated.

                    Currently, there is no current charge for Automatic Rebalancing, but LLANY reserves the right to impose a charge.

INVESTMENT OPTIONS

                    FIXED ACCOUNT

                    Premium Payments allocated to the Fixed Account become part of LLANY's General Account, and do not participate in the investment experience of the Variable Account. The General Account is subject to regulation and supervision by the New York Insurance Department as well as the insurance laws and regulations of the jurisdictions in which the Policies are distributed.

                    IN RELIANCE ON CERTAIN EXEMPTIONS, EXCLUSIONS AND RULES, LLANY HAS NOT REGISTERED INTERESTS IN THE FIXED ACCOUNT AS A SECURITY UNDER THE SECURITIES ACT OF 1933 AND HAS NOT REGISTERED THE FIXED ACCOUNT AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO REGULATION UNDER THE 1933 ACT OR THE 1940 ACT. LLANY HAS BEEN ADVISED THAT THE STAFF OF THE SEC HAS NOT MADE A REVIEW OF THE DISCLOSURES WHICH ARE INCLUDED IN THIS PROSPECTUS WHICH RELATE TO THE GENERAL ACCOUNT AND TO THE FIXED ACCOUNT UNDER THE CONTRACT. THESE DISCLOSURES, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. THIS PROSPECTUS IS GENERALLY INTENDED TO SERVE AS A DISCLOSURE DOCUMENT ONLY FOR ASPECTS OF THE POLICY INVOLVING THE VARIABLE ACCOUNT, AND THEREFORE CONTAINS ONLY SELECTED INFORMATION REGARDING THE FIXED ACCOUNT. COMPLETE DETAILS REGARDING THE FIXED ACCOUNT ARE IN THE POLICY.

                    Premium Payments allocated to the Fixed Account are guaranteed to be credited with a minimum interest rate, specified in the Policy, of at least 4.0%. Interest in excess of 4.0% may be credited in LLANY's sole discretion. Such interest rate will be established on a prospective basis in LLANY's sole discretion and may vary by the Policy issue year and duration. LLANY may vary the way in which it credits interest to the Fixed Account from time to time.

                    ANY INTEREST IN EXCESS OF 4.0% WILL BE DECLARED IN ADVANCE IN LLANY'S SOLE DISCRETION. POLICY OWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 4.0% WILL BE DECLARED.

                    VARIABLE ACCOUNT

                    LLANY Separate Account R for Flexible Premium Variable Life Insurance was established on January 29, 1998 pursuant to a resolution of the Board of Directors of LLANY. The Variable Account is composed of the Variable Sub-Accounts. Under New York insurance law, the income, gains and losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account, without regard to other income, gains or losses of LLANY. LLANY owns the assets in the Variable Account, but the Variable Account assets equal to its reserves and other liabilities are available first to satisfy the obligation of LLANY with respect to any obligations of LLANY funded by the Variable Account, and are not chargeable with liabilities arising out of any other business conducted by LLANY. LLANY does not guarantee the Variable Account's investment performance.

                    Available proceeds received by the Variable Account will be invested in Fund shares at net asset value. Monies necessary to fund deductions, charges, transfers and surrenders from the Variable Account are raised by selling Fund shares at net asset value. On each Valuation Day, the Variable Account will purchase or redeem Fund shares for each Variable Sub-Account based on a netting of all transactions for each Variable Sub-Account for that day. Fund shares held in the Variable Account are registered by book entry on the books maintained by or for the Funds.

                    The Variable Account is registered with the Commission as a unit investment trust under the 1940 Act. Registration under the 1940 Act does not involve supervision of the Variable Account or LLANY's management or investment practices or policies by the Commission.

                    LLANY has other separate accounts, some of which are registered as unit investment trusts. The other registered separate accounts hold assets that support different variable annuity contracts and variable life insurance policies of LLANY.

POLICY VALUES

                    The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to fund Policy fees and expenses, including the Cost of Insurance. Required Premium Payments, if any, will vary based on the investment performance of the underlying investments. A market downturn, affecting the Variable Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require Additional Premium Payments beyond those expected (unless the No Lapse Provision requirements have been satisfied) to maintain the level of coverage or to avoid lapse of the Policy. Review of periodic statements is strongly suggested to determine if Additional Premium Payments may be necessary to avoid lapse of the Policy.

                    Each Owner will be advised at least annually as to the Accumulation Value, the number of Accumulation Units which remain credited to the Policy, the current Accumulation Unit values, the Variable Sub-Account Values, the Fixed Account Value and the Loan Account Value.

                    ACCUMULATION VALUE

                    Each Net Premium Payment will be credited to the Policy as of the end of the Valuation Period in which it is received at the Administrative Office. The "ACCUMULATION VALUE" of a Policy is determined by: (1) multiplying the total number of Accumulation Units credited to the Policy for each Variable Sub-Account by its appropriate current Variable Accumulation Unit Value; (2) if a combination of Variable Sub-Accounts is elected, totaling the resulting values; and (3) adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.

                    VARIABLE ACCOUNT VALUE

                    VARIABLE ACCUMULATION UNIT VALUE

                    When all or a part of a Net Premium Payment is allocated to a Variable Sub-Account, the amount allocated is converted into Variable Accumulation Units by dividing the amount allocated to the Variable Sub-Account by the value of the Variable Accumulation Unit for the Variable Sub-Account calculated at the end of the Valuation Period in which it is received at the Administrative Office. The Variable Accumulation Unit Value for each Variable Sub-Account was established at $10.00 for the first Valuation Period of the particular Variable Sub-Account. The Variable Accumulation Unit Value for each Variable Sub-Account would thereafter vary independently of the other Variable Sub-Accounts and may increase or decrease from one Valuation Period to the next. Allocations to Variable Sub-Accounts are made only as of the end of a day, called the "VALUATION DAY," on which the New York Stock Exchange is open for business.

                    VARIABLE ACCUMULATION UNITS

                    A "VARIABLE ACCUMULATION UNIT" is a unit of measure used in the calculation of the value of each Variable Sub-Account. The Variable Accumulation Unit Value will be as determined for the Valuation Period during which a Premium Payment or request for transfer is received by LLANY. The Variable Accumulation Unit Value for a Variable Sub-Account for any later Valuation Period is determined as follows:

                       1.The total value of Fund shares held in the Variable
                         Sub-Account is calculated by multiplying the number of Fund shares owned by the Variable Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus

                       2.The liabilities of the Variable Sub-Account at the end
                         of the Valuation Period; such liabilities include daily charges imposed on the Variable Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by LLANY that LLANY determines result from the operations of the Variable Account; and

                       3.The result of (2) is divided by the number of Variable
                         Accumulation Units outstanding at the beginning of the Valuation Period.

                    The daily charges imposed on a Variable Sub-Account for any Valuation Period are equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of monthly deduction allocated to each Variable Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value on the date of such deduction equal to the total amount by which the Variable Sub-Account is reduced.

                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. Such value may vary from Valuation Period to Valuation Period to reflect the investment experience of the Fund used in a particular Variable Sub-Account and fees and charges under the Policy.

                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE

                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to LLANY's General Account through payment of premiums or through transfers from the Variable Account.

                    NET ACCUMULATION VALUE

                    The "NET ACCUMULATION VALUE" is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

FUNDS
                    Each of the nineteen Variable Sub-Accounts is invested solely in the shares of one of the nineteen Funds available under the Policies. Except for AIM Variable Insurance Funds, Inc., which is a Maryland corporation, each of the Funds is a series of one of eight Massachusetts business trusts. Each such trust or corporation is registered as an open-end, diversified management investment company under the 1940 Act.

                    The Fund Groups and their investment advisers and distributors are:

                        AIM Variable Insurance Funds, Inc. ("AIM V.I. FUND"), managed by AIM Advisors, Inc., and distributed by AIM Distributors Inc., 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173;

                        CIGNA Variable Products Group, managed by CIGNA Investments, Inc. and distributed by CIGNA Financial Services, Inc., 900 Cottage Grove Road, Bloomfield, CT 06002;

                        Variable Insurance Products Fund ("FIDELITY VIP I"), and Variable Insurance Products Fund II ("FIDELITY VIP II"), managed by Fidelity Management & Research Company and distributed by Fidelity Distributors Corporation, 82 Devonshire Street, Boston, MA 02103;

                        MFS-Registered Trademark- Variable Insurance Trust ("MFS TRUST"), managed by Massachusetts Financial Services Company and distributed by MFS Fund Distributors, Inc., 500 Boylston Street, Boston, MA 02116;

                        Templeton Variable Products Series Fund ("TEMPLETON TRUST"), managed by Templeton Investment Counsel, Inc. and its Templeton and Franklin affiliates and distributed by Franklin/Templeton Distributors, Inc., 700 Central Avenue, St. Petersburg, FL 33701;

                        OCC Accumulation Trust ("OCC TRUST"), managed by OpCap Advisors and distributed by OCC Distributors, One World Financial Center, New York, NY 10281.

                    Four Funds of AIM V.I. Fund are available under the
                    Policies:

                        AIM V.I. Capital Appreciation Fund;
                        AIM V.I. Diversified Income Fund;
                        AIM V.I. Growth Fund;
                        AIM V.I. Value Fund.

                    Two Funds of CIGNA Group are available under the Policies:

                        Money Market Fund;
                        S&P 500 Index Fund.

                    One Fund of FIDELITY VIP I is available under the Policies:

                        Equity-Income Portfolio ("FIDELITY VIP EQUITY-INCOME PORTFOLIO").

                    Two Funds of FIDELITY VIP II are available under the
                    Policies:

                        Asset Manager Portfolio ("FIDELITY VIP II ASSET MANAGER
                    PORTFOLIO");
                        Investment Grade Bond Portfolio ("FIDELITY VIP II
                    INVESTMENT GRADE BOND PORTFOLIO").

                    Four Funds of MFS Trust are available under the Policies:

                        MFS Emerging Growth Series;
                        MFS Total Return Series;
                        MFS Utilities Series;
                        MFS World Governments Series.

                    Three Funds of TEMPLETON Trust and are available under the
                    Policies:

                        Templeton Asset Allocation Fund: Class I;
                        Templeton International Fund: Class I;
                        Templeton Stock Fund: Class I.

                    Three Funds of OCC Trust are available under the Policies:

                        Global Equity Portfolio;
                        Managed Portfolio;
                        Small Cap Portfolio.

                    The investment advisory fees charged the Funds by their advisers are shown on pages 21-22 of this Prospectus.

                    Below is a brief description of the investment objective and program of each Fund. There can be no assurance that any of the stated investment objectives will be achieved.

                    AIM V.I. CAPITAL APPRECIATION FUND (Small Cap Stocks): Seeks to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

                    AIM V.I. DIVERSIFIED INCOME FUND (Fixed Income - Intermediate Term Bonds): Seeks to achieve a high level of current income primarily by investing in a diversified portfolio of foreign and U.S. government and corporate debt securities, including lower rated high yield debt securities (commonly known as "JUNK BONDS").

                    AIM V.I. GROWTH FUND (Large Cap Stocks): Seeks to provide growth of capital through investments primarily in common stocks of leading U.S. companies considered by its adviser to have strong earnings momentum.

                    AIM V.I. VALUE FUND (Large Cap Stocks): Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by its adviser to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective.

                    CIGNA VP MONEY MARKET FUND (Money Market): Seeks to provide as high a level of current income as is consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share net asset value by investing in short-term money market instruments.

                    CIGNA VP S&P 500 INDEX FUND (Large Cap Stocks): Seeks to achieve its objective of long-term growth of capital by attempting to replicate the composition and total return, reduced by fund expenses, of the Standard & Poor's 500 Composite Stock price Index.

                    FIDELITY VIP II ASSET MANAGER PORTFOLIO (Balanced or Total Return): Seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed-income instruments.

                    FIDELITY VIP II INVESTMENT GRADE BOND PORTFOLIO (Fixed Income - Intermediate Term Bonds): Seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities.

                    FIDELITY VIP EQUITY-INCOME PORTFOLIO (Large Cap Stocks):
                    Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard and Poor's Composite Index of 500 Stocks.

                    MFS EMERGING GROWTH SERIES (Large Cap Stocks): Seeks to provide long-term growth of capital by investing primarily in common stocks of foreign and domestic insurers.

                    MFS TOTAL RETURN SERIES (Balanced or Total Return): Seeks primarily to obtain above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

                    MFS UTILITIES SERIES (Specialty): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal circumstances, at least 65% of its assets in equity and debt securities of utility companies.

                    MFS WORLD GOVERNMENTS SERIES (International Fixed Income):
                    Seeks not only preservation, but also growth, of capital together with moderate current income through a professionally managed, internationally diversified portfolio consisting primarily of debt securities and to a lesser extent equity securities.

                    TEMPLETON ASSET ALLOCATION FUND (Balanced or Total Return):
                    Seeks a high level of total return through a flexible policy of investing in stocks of companies in any nation, debt securities of companies and governments of any nation, and in money market instruments. Assets are allocated among different investments depending upon worldwide market and economic conditions.

                    TEMPLETON INTERNATIONAL FUND (International Stocks): Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

                    TEMPLETON STOCK FUND (Global Stocks): Seeks capital growth through a policy of investing primarily in common stocks issued by companies, large and small, in various nations throughout the world, including the U.S.

                    OCC GLOBAL EQUITY PORTFOLIO (International Stocks): Seeks long-term capital appreciation through a global investment strategy primarily involving equity securities.

                    OCC MANAGED PORTFOLIO (Balanced or Total Return): Seeks growth of capital over time through investment in a portfolio of common stocks, bonds and cash equivalents, the percentage of which will vary based on management's assessments of relative investment values.

                    OCC SMALL CAP PORTFOLIO (Small Cap Stocks): Seeks capital appreciation through investments in a diversified portfolio of equity securities of companies with market capitalizations of under $1 billion.

                    The AIM V.I. Diversified Income Fund, Fidelity VIP Equity-Income Portfolio, Fidelity VIP II Asset Manager Portfolio, MFS Emerging Growth Series, MFS Total Return Series, MFS Utilities Series, MFS World Governments Series, OCC Global Equity Portfolio, OCC Managed Portfolio, OCC Small Cap Portfolio, Templeton Asset Allocation Fund, Templeton International Fund and Templeton Stock Fund may invest in non-investment grade, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund Prospectuses.

                    There is no assurance that the investment objective of any of the Funds will be met. Each Owner has all of the investment performance risk for the Variable Sub-Accounts selected by the Owner. There is investment performance risk in each of the Variable Sub-Accounts, although the amount of such risk varies significantly among the Variable Sub-Accounts. Owners should read each Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments. The right to select among Funds will be limited by the terms and conditions imposed by LLANY (SEE ALLOCATION OF NET PREMIUM PAYMENTS).

                    Required premium levels will vary based on market performance. In a prolonged market downturn, affecting all Sub-Accounts, additional Premium Payments may be necessary to maintain the level of coverage or to avoid lapsing of the Policy. Review of periodic contract statements is strongly suggested to determine appropriate premium requirements.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Variable Account or if, in the judgment of LLANY, further investment in such shares should cease to be appropriate in view of the purpose of the Variable Account or in view of legal, regulatory or federal income tax restrictions, LLANY may substitute shares of another Fund. There will be no substitution of securities in any Variable Sub-Account without prior approval of the Commission.

                    VOTING RIGHTS

                    LLANY will vote the shares of each Fund held in the Variable Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Variable Account. LLANY will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Trust not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

                    The Funds' shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies issued through separate accounts of LLANY and other life insurance companies. The Funds do not foresee any disadvantage to Owners arising out of the fact that shares may be made available to separate accounts which are used in connection with both variable annuity and variable life insurance products. Nevertheless, the Fund Groups' Boards intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force a Fund to sell portfolio securities at disadvantageous prices.

                    FUND PARTICIPATION AGREEMENTS

                    With respect to a Trust, the adviser and/or the distributor, or an affiliate thereof, may compensate LLANY (or an affiliate) for administrative, distribution, or other services. It is anticipated that such compensation would be based on assets of the particular Trust attributable to the Policies along with certain other variable contracts issued or administered by LLANY (or an affiliate).

CHARGES AND FEES

                    Charges will be deducted in connection with the Policy to compensate LLANY for providing the insurance benefit set forth in the Policy, administering the Policy, assuming certain risks in connection with the Policy and for incurring expenses associated with the distribution of the Policy.

                    The nature and amount of these charges are as follows:

                    DEDUCTIONS MADE MONTHLY

                    There are various expense deductions that are made monthly. The Monthly Deduction, including the Cost of Insurance Charge is made from the Net Accumulation Value.

                    The Monthly Deductions are deducted proportionately from the value of each underlying investment subject to the charge. In the case of Variable Sub-Accounts, Variable Accumulation Units are canceled and the value of the canceled Variable Accumulation Units is withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the Monthly Anniversary Day starting on the Date of Issue. The "MONTHLY ANNIVERSARY DAY" under the Policy is the same day of each month as the Date of Issue, provided that if there is no such date in a given month, it is the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If either Insured is still living when the younger Insured would have attained Age 100 and the Policy has not been surrendered, no further Monthly Deductions will be made and the Variable Account Value will be transferred to the Fixed Account. The Policy will then remain in force until surrender or the Second Death.

                    MONTHLY DEDUCTION

                    There is a flat dollar Monthly Deduction of $12.50 until the first Policy Anniversary and, currently, $5 thereafter (guaranteed not to exceed $10). In addition there is a Monthly Deduction charge of $0.09 per $1000 of Specified Amount for the first twenty years of the Policy and for the first twenty years following an increase in Specified Amount. If the No Lapse Provision is in effect there will also be a Monthly Deduction of $0.01 per $1000 of Specified Amount.

                    These charges compensate LLANY for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    COST OF INSURANCE CHARGE

                    The Cost of Insurance charge depends on the Age, underwriting category and gender (in accordance with state law) of both Insureds and the current Net Amount at Risk. The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insureds age, although the Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.

                    The Cost of Insurance charge is determined by dividing the Death Benefit at the previous Monthly Anniversary Day by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the previous Monthly Anniversary Day, and multiplying the result (the "NET AMOUNT AT RISK") by the applicable Cost of Insurance Rate as determined by LLANY. The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO, Male or Female); or, for unisex rates, on the 1980 CSO-B Table.

MORTALITY AND EXPENSE RISK CHARGE AND FUND EXPENSES

EXPENSE DATA

The purpose of the following Table is to assist in the understanding of the costs and expenses imposed on underlying Funds investments in the Variable Sub-Accounts. The table reflects expenses of the Variable Account as well as of the individual Funds underlying the Variable Sub-Accounts. The Mortality and Expense Risk Charge shown is the currently charged rate of 0.80% per year and is guaranteed not to exceed 0.90% per year.

                                   FEE TABLE

                                                                                          CIGNA
                                                                                         VARIABLE
                                                                                         PRODUCTS
                                               AIM VARIABLE INSURANCE FUNDS, INC.         GROUP
                                          --------------------------------------------   --------
                                          AIM V.L.                            AIM V.I.   CIGNA VP
                                          CAPITAL                  AIM V.I.   DIVERSIFIED  MONEY
                                          APPRECIATION  AIM V.I.    VALUE      INCOME     MARKET
                                            FUND     GROWTH FUND     FUND       FUND       FUND
                                          --------   -----------   --------   --------   --------
SEPARATE ACCOUNT ANNUAL EXPENSES
Mortality and Expense Risk Charge.......    [0.80%]    [0.80%]       [0.80%]    [0.80%]    [0.80%]
Total Separate Account Annual Expenses..    [0.80%]    [0.80%]       [0.80%]    [0.80%]    [0.80%]
FUND PORTFOLIO ANNUAL EXPENSES
Management Fees.........................    [0.64%]    [0.60%]       [0.65%]    [0.64%]    [0.35%]
Other Expenses..........................    [0.09%]    [0.26%]       [0.13%]    [0.09%]    [0.15%]
Total Fund Portfolio Annual Expenses....    [0.73%]    [0.86%]       [0.78%]    [0.73%]    [0.50%](1)

                                                                       FIDELITY VARIABLE

                                                                      INSURANCE PRODUCTS
                                                                             FUNDS
                                                                      -------------------
                                                                                  VIP II
                                                          VIP II       VIP I     INVESTMENT
                                           CIGNA VP        ASSET      EQUITY-     GRADE
                                            S&P 500       MANAGER      INCOME      BOND
                                          INDEX FUND     PORTFOLIO    PORTFOLIO  PORTFOLIO
                                          -----------   -----------   --------   --------
SEPARATE ACCOUNT ANNUAL EXPENSES
Mortality and Expense Risk Charge.......    [0.80%]       [0.80%]       [0.80%]    [0.80%]
Total Separate Account Annual Expenses..    [0.80%]       [0.80%]       [0.80%]    [0.80%]
FUND PORTFOLIO ANNUAL EXPENSES
Management Fees.........................    [0.25%]       [0.64%]       [0.51%]    [0.45%]
Other Expenses..........................    [0.00%]       [0.10%]       [0.07%]    [0.13%]
Total Fund Portfolio Annual Expenses....    [0.25%](1)    [0.74%](2)    [0.58%     [0.58%]

------------------------------
(1) The Funds' investment adviser has voluntarily agreed to waive such portion of its management fee as is necessary to cause the Total Fund Portfolio Annual Expenses of the Fund not to exceed .50% of the VP Money Market Fund's average daily net asset value and .25% of the VP S&P 500 Index Fund's average daily net asset value. If this is not sufficient to cause the Total Fund Portfolio Annual Expenses of the VP Money Market Fund and VP S&P 500 Index Fund not to exceed the applicable percentage of average daily net asset value, the adviser has agreed to pay such other expenses of those Funds as is necessary to keep Total Fund Portfolio Annual Expenses from exceeding the applicable percentage. This arrangement will continue in effect until May 1, 1998, and afterwards to the extent described in the Funds' then current prospectus. To the extent management fees are waived by the adviser, or expenses of a Fund are paid by the adviser, the total return to shareholders will increase. Total return to shareholders will decrease to the extent management fees are no longer waived or expenses of a Fund are no longer paid. Total Fund Portfolio Annual Expenses would have been 1.53% and 0.64% for VP Money Market and VP S&P 500 Index Fund, respectively, prior to reimbursement by the adviser.

(2) A portion of the brokerage commissions that certain funds paid was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, Total Fund Portfolio Annual Expenses would have been 0.73% for the VIP II Asset Manager Portfolio and 0.56% for the VIP Equity-Income Portfolio.

The following table does not reflect the Premium Load or the Monthly Deduction described at page of this Prospectus. The information set forth should be considered together with the information provided in this Prospectus under the heading "Charges and Fees", and in the prospectus for each Fund. All expenses are expressed as a percentage of the Variable Sub-Account Value.

MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE     TEMPLETON VARIABLE
                    TRUST                             PRODUCTS           SERIES
---------------------------------------------   ---------------------     FUNDS          OCC ACCUMULATION TRUST
   MFS                                          TEMPLETON               ---------   ---------------------------------
EMERGING    MFS TOTAL      MFS      MFS WORLD     ASSET     TEMPLETON   TEMPLETON    GLOBAL
 GROWTH      RETURN     UTILITIES   GOVERNMENTS ALLOCATION  INTERNATIONAL   STOCK    EQUITY      MANAGED    SMALL CAP
 SERIES      SERIES      SERIES      SERIES       FUND        FUND        FUND      PORTFOLIO   PORTFOLIO   PORTFOLIO
---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
[0.80%]     [0.80%]     [0.80%]     [0.80%]     [0.80%]     [0.80%]     [0.80%]     [0.80%]     [0.80%]     [0.80%]
[0.80%]     [0.80%]     [0.80%]     [0.80%]     [0.80%]     [0.80%]     [0.80%]     [0.80%]     [0.80%]     [0.80%]
[0.75%]     [0.75%]     [0.75%]     [0.75%]     [0.48%]     [0.49%]     [0.47%]     [0.80%]     [0.80%]     [0.80%]
[0.25%]     [0.25%]     [0.25%]     [0.25%]     [0.18%]     [0.22%]     [0.19%]     [0.45%]     [0.14%]     [0.20%]
[1.00%](3)  [1.00%](3)  [1.00%](3)  [1.00%](4)  [0.66%]     [0.71%]     [0.66%]     [1.25%](5)  [0.94%](5)  [1.00%](5)

------------------------------
(3) The Adviser has agreed to bear expenses for each Series, subject to reimbursement by each Series, such that each Series' "Other Expenses" shall not exceed 0.25% of the average daily net assets of the Series during the current fiscal year. Otherwise, "Other Expenses" for the Emerging Growth Series, Total Return Series, Utilities Series and World Government Series would be 0.41%, 1.35%, 2.00% and 1.28% respectively, and "Total Fund Portfolio Annual Expenses" would be 1.16%, 2.10%, 2.75%, and 2.03% respectively, for these Series. See "Information Concerning Shares of Each Series Expenses."

(4) Each Series has an expense offset arrangement which reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses".

(5) Management Fees and Total Fund Portfolio Annual Expenses have been restated to reflect the management fee schedule approved by shareholders effective May 1, 1997. See fund prospectus for details. Actual fees and annual expenses before May 1, 1997 were lower.

(6) The annual expenses of OCC Accumulation Trust Portfolios (the "Portfolios") as of December 31, 1996 have been restated to reflect new management fee and expense limitation arrangements in effect as of May 1, 1996. Additionally, Other Expenses are shown gross of certain expense offsets afforded the Portfolios which effectively lowered overall custody expenses. Effective May 1, 1996, the expenses of the Portfolios were contractually limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offsets) do not exceed 1.25% of their respective average daily net assets. Furthermore, through December 31, 1998, the annualized operating expenses of the Managed and Small Cap Portfolios will be voluntarily limited by OpCap Advisors so that annualized operating expenses (net of any expense offsets) of these Portfolios do not exceed 1.00% of their respective average daily net assets. Without such contractual and voluntary expense limitations and without giving effect to any expense offsets, the Management Fees, Other Expenses and Total Portfolio Annual Expenses incurred for the fiscal year ended December 31, 1997 would have been: .80%, 1.04% and 1.84%, respectively, for the Global Equity Portfolio; .80%, .10% and .90%, respectively, for the Managed Portfolio; and .80%, .26% and 1.06%, respectively, for the Small Cap Portfolio.

                    SURRENDER CHARGES

                    A generally declining surrender charge ("SURRENDER CHARGE") will apply during the first fifteen years following the Date of Issue or the first fifteen years following an increase in Specified Amount. The Surrender Charge varies by Age of the Insureds, the number of years since the Date of Issue, and Specified Amount. The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. In no event will the Surrender Charge exceed the maximum allowed by state or federal law. The Surrender Charge can be seen in Appendix I by subtracting "Surrender Value" from "Total Accumulation Value" on any chosen set of investment return assumptions.

                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new Policy whose Specified Amount was equal to the amount of the increase. The minimum allowable increase in Specified Amount is $1,000. LLANY may change this at any time.

                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of $25 is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken.

                    Any surrenders may result in tax implications. SEE TAX
                    MATTERS

                    Based on its actuarial determination, LLANY does not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which LLANY will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the General Account of LLANY, which supports insurance and annuity obligations.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    LLANY reserves the right to impose a charge for each transfer request in excess of 12 in any Policy Year. A single transfer request may consist of multiple transactions.

DEATH BENEFITS

                    The applicant must select the Specified Amount of the Death Benefit, which may not be less than $250,000 and the Death Benefit Option. The two Death Benefit Options are described below. The applicant must consider a number of factors in selecting the Specified Amount, including the amount of proceeds required on the Second Death and the Owner's ability to make Premium Payments. In evaluating this decision, the applicant should consider that the greater the Net Amount at Risk, the greater the monthly deductions for the Cost of Insurance.

                    DEATH BENEFIT OPTIONS

                    Two different Death Benefit Options are available under the Policy. The amount payable under the Policy is the greater of (a) the Corridor Death Benefit or (b) the amount determined under the Death Benefit Option in effect on the date of the Second Death, less (in each case) any indebtedness under the Policy. In the case of Death Benefit Option 1, the Specified Amount is reduced by the amount of any partial surrender. The "CORRIDOR DEATH BENEFIT" is the applicable percentage (the "CORRIDOR PERCENTAGE") of the Accumulation Value required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the younger Insured reaches or would have reached Age 40 and decreases in accordance with the table at page 25 of this Prospectus to 100% when the younger Insured reaches or would have reached Age 95.

                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $250,000). If Option 1 is selected, the Policy pays level Death Benefit Proceeds until the Minimum Death Benefit exceeds the Specified Amount. (See DEATH BENEFITS, FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE).

                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Accumulation Value as of the Valuation Day immediately after receipt by LLANY of Due Proof of the Second Death. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts.

                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below. The ability of the Owner to support the Policy is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted from the value of the Policy to pay the Cost of Insurance.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Option 2. Under Option 1, any Surrender Value at the time of the Second Death will revert to LLANY.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper written form to the Administrative Office. The minimum amount of increase in Specified Amount currently permitted is $1,000. If requested, a supplemental application and evidence of insurability must also be submitted to LLANY.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount shall be reduced so it thereafter equals (a) the amount payable under the Death Benefit Option in effect immediately before the change, minus (b) the Accumulation Value immediately before the change. In a change from Death Benefit Option 2 to Death Benefit Option 1, the Specified Amount shall be increased so that it thereafter equals the amount payable under the Death Benefit Option in effect immediately before the change.

                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.

                    LLANY may at its discretion decline any request for a change between Death Benefit Options or increase in the Specified Amount. LLANY may at its discretion decline any request for change of the Death Benefit Option or reduction of the Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by LLANY, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE

                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options (see INSURANCE COVERAGE PROVISIONS, DEATH BENEFIT) is equal to the product of the Accumulation Value and the applicable Corridor Percentage set forth below.

ATTAINED AGE OF THE
  YOUNGER INSURED
(NEAREST BIRTHDAY)    CORRIDOR PERCENTAGE
-------------------  ---------------------
          0-40                   250
            41                   243
            42                   236
            43                   229
            44                   222
            45                   215
            46                   209
            47                   203
            48                   197
            49                   191
            50                   185
            51                   178
            52                   171
            53                   164
            54                   157
            55                   150
            56                   146
            57                   142
            58                   138
            59                   134
            60                   130

ATTAINED AGE OF THE
  YOUNGER INSURED
(NEAREST BIRTHDAY)    CORRIDOR PERCENTAGE
-------------------  ---------------------

            61                   128
            62                   126
            63                   124
            64                   122
            65                   120
            66                   119
            67                   118
            68                   117
            69                   116
            70                   115
            71                   113
            72                   111
            73                   109
            74                   107
         75-90                   105
            91                   104
            92                   103
            93                   102
            94                   101
         95-99                   100

NOTICE OF DEATH OF INSUREDS

                    Due Proof of Death must be furnished to LLANY at the Administrative Office as soon as reasonably practicable after the death of each Insured. "DUE PROOF OF DEATH" must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to LLANY.

PAYMENT OF DEATH BENEFIT PROCEEDS

                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary after receipt at the Administrative Office of Due Proof of Death of both Insureds. SEE SETTLEMENT OPTIONS. The amount of the Death Benefit Proceeds under Option 2 will be determined as of the date of the Second Death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Variable Account values cannot be determined.

                    The Owner may elect a Settlement Option before the Second Death; after the Second Death, if the Owner has not irrevocably selected a Settlement Option, the Beneficiary may elect one of the Settlement Options. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, LLANY will pay any amount due the assignee in one lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

SETTLEMENT OPTIONS

                    If an Insured is living, the Owner may elect a Settlement Option and may revoke or change a prior election. The Beneficiary may make or change an election within 90 days of the Second Death of the Insured, unless the Owner's election was stated to be irrevocable.

                    A request to elect, change, or revoke a Settlement Option must be received in proper written form by the Administrative Office before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                        The first Settlement Option is an annuity for the lifetime of the payee.

                        The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                        Under the third Settlement Option, LLANY makes monthly payments for a stated number of years, at least five but no more than thirty.

                        The fourth Settlement Option, provides that LLANY pays interest annually on the sum left with LLANY at a rate of at least 3% per year, and pays the amount on deposit on the payee's death.

                    Any other Settlement Option offered by LLANY at the time of election may also be selected.

POLICY LIQUIDITY

                    The Policy provides only limited liquidity. Subject to certain limitations, however, the Owner may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value.

                    POLICY LOANS

                    The Owner may at any time contract for Policy Loans up to an aggregate amount not to exceed 90% of the Surrender Value at the time a Policy Loan is made. It is a condition to securing a Policy Loan that the Owner execute a loan agreement and that the Policy be assigned to LLANY free of any other assignments. Interest on Policy Loans accrues at an annual rate of 8%, and loan interest is payable to LLANY (for its account) once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid in advance, any loan interest due will be transferred from the values in each Fixed and Variable Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    During the first ten Policy Years, LLANY's current practice is to credit interest to the Loan Account Value at an annual rate equal to the interest rate charged on the loan minus 1% (guaranteed not to exceed 2%). Beginning with the eleventh Policy Year, LLANY's current practice is to credit interest at an annual rate equal to the interest rate charged on the loan, less 0% annually (guaranteed not to exceed 1%). In no case will the annual credited interest rate be less than 6% in each of the first ten Policy Years and 7% thereafter.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, transfers from each for loans and loan interest will be made in proportion to the assets in each Sub-Account at that time, unless LLANY is instructed otherwise in proper written form at the Administrative Office. Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan, whether or not repaid, affects the proceeds payable upon the Second Death and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. While an outstanding Policy Loan reduces the amount of assets invested, depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable. LLANY may at its discretion decline any request for a Policy Loan.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision, unless the No Lapse Provision is in effect. (SEE LAPSE AND REINSTATEMENT, LAPSE OF A POLICY)

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER

                    A partial surrender may be made at any time before the Second Death by request to the Administrative Office in proper written form or by telephone, if telephone transactions have been authorized by the Owner. A $25 transaction fee is charged for each partial surrender. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. To the extent that a requested partial surrender would cause the Specified Amount to be less than $250,000, the partial surrender will not be permitted by LLANY. In addition, if following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 has been elected, a partial surrender would reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 has been elected, a partial surrender would reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless LLANY is instructed otherwise in proper written form at the Administrative Office. LLANY may at its discretion decline any request for a partial surrender.

                    SURRENDER OF THE POLICY

                    The Owner may surrender the Policy at any time. On surrender of the Policy, LLANY will pay to the Owner, or assignee, the Surrender Value next computed after receipt of the request in proper written form at the Administrative Office. Payment of any amount from the Variable Account on a full surrender will usually be made within seven calendar days thereafter. All coverage under the Policy will automatically terminate if the Owner makes a full surrender.

                    SURRENDER VALUE

                    The "SURRENDER VALUE" of a Policy is the amount the Owner can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value less the Surrender Charge (SEE CHARGES AND FEES, SURRENDER CHARGE). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in the Appendix.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any Variable Sub-Accounts will be made within 7 days. Payment or transfer from the Fixed Account may be deferred up to six months at LLANY's option. If LLANY exercises its right to defer any payment from the Fixed Account, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While either Insured is living, the Owner may assign the Owner's rights in the Policy, including the right to change the beneficiary designation. The assignment must be in proper written form, signed by the Owner and recorded at the Administrative Office. No assignment will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY is not responsible for any assignment not submitted for recording, nor is LLANY responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to LLANY at the time the assignment is recorded and any interest accrued on such indebtedness after recordation of any assignment.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. So long as an effective assignment remains outstanding, the Owner will not be permitted to take any action with respect to the Policy without the consent of the assignee in proper written form.

                    So long as either Insured is living, the Owner may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY may require that the Policy be submitted to it for endorsement before making a change.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY

                    Except as provided by the No Lapse Provision, if at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, the Policy is subject to lapse and automatic termination of all coverage under the Policy. The Net Accumulation Value may be insufficient (1) because it has been exhausted by earlier deductions, (2) due to poor investment performance, (3) due to partial surrenders, (4) due to indebtedness for Policy Loans, or (5) because of some combination of the foregoing factors. If LLANY has not received a Premium Payment or payment of indebtedness on Policy Loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, LLANY will send a written notice to the Owner and any assignee of record. The notice will state the amount of the Premium Payment or payment of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice are not paid to LLANY on or before the day that is the later of
                    (a) 31 days after the date of mailing of the notice, and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together, the "GRACE PERIOD"), then the policy shall terminate and all coverage under the policy shall lapse without value. If the Second Death occurs during the Grace Period, Death Benefit Proceeds will be paid, but will be reduced, in addition to any other reductions, by any unpaid Monthly Deductions. If the Second Death occurs after the Policy has lapsed, no Death Benefit Proceeds will be paid.

                    NO LAPSE PROVISION

                    The applicant may elect the NO LAPSE PROVISION at issue of the Policy. If this provision is elected and if at each Monthly Anniversary Day the sum of all Premium Payments less any policy loans (including any accrued loan interest) and partial surrenders is at least equal to the sum of the No Lapse Premiums (as indicated in the Policy Specifications) due since the Date of Issue of the Policy, the Policy will not lapse. A Grace Period will be allotted after each Monthly Anniversary Day on which insufficient premiums have been paid (see preceding paragraph).

                    The No Lapse Provision will be terminated if the Owner fails to meet the premium requirements, if there is an increase in Specified Amount or if the Owner changes the Death Benefit Option. Once the No Lapse Provision is terminated, it cannot be reinstated.

                    REINSTATEMENT OF A LAPSED POLICY

                    After the policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, the policy may be reinstated provided (a) the policy has not been surrendered, (b) there is an application for reinstatement in proper written form, (c) evidence of insurability of both insureds is furnished to LLANY and it agrees to accept the risk, (d) LLANY receives a payment sufficient to keep the Policy in force for at least two months, and (e) any accrued loan interest is paid. The effective date of the reinstated policy shall be the Monthly Anniversary Day after the date on which LLANY approves the application for reinstatement. Surrender Charges will be reinstated as of the Policy Year in which the Policy lapsed.

                    If the Policy is reinstated, such reinstatement is effective on the Monthly Anniversary Day following LLANY approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less the Monthly Deduction due that day.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LLANY

                    PROPER WRITTEN FORM

                    When ever this Prospectus refers to a communication "IN PROPER WRITTEN FORM," it means a writing, in form and substance reasonably satisfactory to LLANY, received at the Administrative Office.

OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when both Insureds are at least age 18 but are less than Age 80.

                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided both Insureds are alive and prior to any change in the health and insurability of the Insureds as represented in the application.

                    RIGHT TO EXCHANGE THE POLICY

                    The Owner may during the first two years following the issuance of the Policy exchange the Policy for a substantially comparable flexible premium fixed benefit adjustable life insurance policy then being offered by LLANY. No evidence of insurability will be required.

                    The Owner, the Insured and the Beneficiary under the new policy will be the same as those under the exchanged Policy on the date of the exchange. The Accumulation Value under the new Policy will be equal to the Accumulation Value under the old Policy on the date the exchange request is received. The new policy will have a Death Benefit on the exchange date not more than the Death Benefit of the original Policy immediately prior to the exchange date. If the Accumulation Value is insufficient to support the Death Benefit, the Owner will be required to make additional Premium Payments in order to effect the exchange. The new Policy will have a Date of Issue and issue Ages as of the date of exchange. The initial Specified Amount and any increases in Specified Amount will have the same rate class as those of the original Policy. Any indebtedness may be transferred to the new policy.

                    The exchange may be subject to an equitable adjustment in rates and values to reflect variances, if any, in the rates and values between the two Policies. After adjustment, if any excess is owed the Owner, LLANY will pay the excess to the Owner in cash. The exchange may be subject to federal income tax withholding.

                    If at any time while both Insureds are alive, a change in the Internal Revenue Code would result in a less favorable tax treatment of the Insurance provided under the policy or if the Insureds are legally divorced while the policy is in force, the Owner may exchange the policy for separate single life policies on each of the Insureds subject to the following conditions: (a) evidence of insurability satisfactory to LLANY is furnished,

                    (b) the amount of insurance of each new Policy is not larger than one half of the amount of insurance then in force under the policy, (c) the premium for each new policy is determined according to LLANY's rates then in effect for that policy based on each Insured's then attained age and sex, and (d) any other requirements as determined by LLANY are met. The new policy will not take effect until the date all such requirements are met.

                    PAID-UP INSURANCE OPTION

                    At any time, the Owner may transfer all of the Variable Account value to the Fixed Account and then surrender the Policy for reduced guaranteed non-participating paid-up insurance, to which no monthly administrative fees would apply.

                    INCONTESTABILITY

                    LLANY will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force for two years from the Date of Issue so long as both Insureds were alive during those two years. For any increase in Specified Amount requiring evidence of insurability, LLANY will not contest payment of the Death Benefit Proceeds based on such an increase after it has been in force for two years from its effective date so long as both Insureds were alive during those two years.

                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of either of the Insureds has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:

                       1. is the Net Amount at Risk at the time of the Second Death;

                       2. is the ratio of the monthly Cost of Insurance applied
                          in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and

                       3. is the Accumulation Value at the time of the Second Death.

                    SUICIDE

                    If the Second Death is by suicide, while sane or insane, within two years from the Date of Issue, LLANY will upon the Second Death pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Second Death is by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, LLANY will upon the Second Death pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of LLANY.

TAX ISSUES

                    Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. LLANY will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance.

                    TAX TREATMENT OF DEATH BENEFIT

                    The death proceeds payable under a Policy are excludable from gross income of the Beneficiary under Section 101 of the Code.

                    FEDERAL INCOME TAX CONSIDERATIONS

                    Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts in the same way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Owner is over 59 1/2 years of Age or disabled.

                    The Policies offered by this Prospectus may or may not be issued as modified endowment contracts. LLANY will monitor premiums paid and will notify the Owner when the Policy is in jeopardy of becoming a modified endowment contract. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to
                    Section 7702(f)(7) of the Code. The Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code. LLANY will monitor compliance with these tests.

                    In addition to meeting the tests required under Section 7702 and Section 7702A, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations issued by the Secretary of the Treasury set the standards for measuring the adequacy of this diversification. A variable life insurance policy that is not adequately diversified under these regulations would not be treated as life insurance under Section 7702 of the Code. To be adequately diversified, each Variable Sub-Account must meet certain tests. LLANY believes the Variable Account investments meet the applicable diversification standards.

                    Should the Secretary of the Treasury issue additional rules or regulations limiting the number of funds, transfers between funds, exchanges of funds or changes in investment objectives of funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, LLANY reserves the right to steps required to remain in compliance.

                    LLANY will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Variable Sub-Account investments to remain in compliance. LLANY also reserves the right to make changes in this Policy or to make distributions from the Policy to the extent it deems necessary, in its sole discretion, to continue to qualify this Policy as life insurance.

                    A total surrender or termination of the Policy by lapse may have adverse tax consequences. If the amount received by the Owner plus total Policy indebtedness exceeds the premiums paid into the Policy, the excess will generally be treated as taxable income, whether or not the Policy is a modified endowment contract.

                    Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary.

                    TAXATION OF LLANY

                    LLANY is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from LLANY and its operations form a part of LLANY, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the value of Variable Accumulation Units.

                    LLANY does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, LLANY determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

                    LLANY may also incur state and local taxes in addition to premium taxes in several states. At present, these taxes are not significant. If they increase, however, additional charges for such taxes may be made.

                    OTHER CONSIDERATIONS

                    The foregoing discussion is general and is not intended as tax advice. Counsel and other competent advisers should be consulted for more complete information. This discussion is based on LLANY's understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations.

FAIR VALUE OF THE POLICY

                    It is sometime necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insureds grow older. Moreover, on the death of the first of the Insureds to die, it tends to increase significantly. The Owner should consult with his or her advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LLANY

                    The following persons are Directors and Officers of LLANY.

NAME, ADDRESS AND POSITION(S)
WITH REGISTRANT                     PRINCIPAL OCCUPATIONS LAST FIVE YEARS
----------------------------------------------------------------------------------------
ROLAND C. BAKER                     President [1/95-present], First Penn-Pacific Life
DIRECTOR                            Insurance Co. Formerly: Chairman and CEO
1801 S. Meyers Road                 [7/88-1/95], Baker, Ralish, Shipley & Politzer, Inc.
Oakbrook Terrace, Ill. 60181

J. PATRICK BARRETT                  President [12/94-present], BGS Leasing Group, Ltd.;
DIRECTOR                            Chief Executive Officer [1/93-present], Syracuse
4605 Watergap                       Executive Air Service, Inc. Formerly: Chief
Manlius, NY 13104                   Executive Officer [8/81-9/87] and Chairman
                                    [7/83-9/87], Avis, Inc.

DAVID N. BECKER                     Vice President [1/90-present], The Lincoln National
SECOND VICE PRESIDENT AND           Life Insurance Company
APPOINTED ACTUARY
1300 South Clinton Street
Fort Wayne, Ind. 46802

THOMAS D. BELL, JR.                 President and Chief Executive Officer
DIRECTOR                            [4/95-present], Burson-Marstellar. Formerly: Vice
230 Park Avenue, South              Chairman [4/94-4/95], Gulfstream Aerospace Corp.;
New York, NY 10003                  Vice Chairman and Chief Executive Officer
                                    [1/89-1/94], Burson-Marstellar

JON A. BOSCIA                       President and Chief Executive Officer
DIRECTOR                            [10/96-present] (formerly Chief Operating Officer
1300 South Clinton Street           [5/94-10/96]), Lincoln National Life Insurance Co.
Fort Wayne, Ind. 46802              Formerly: President [7/91-5/94] Lincoln Investment
                                    Management Inc.

PHILIP L. HOLSTEIN                  President, Lincoln Life & Annuity Company of New
PRESIDENT AND DIRECTOR              York [7/96-Present] Formerly: President, [1/82-7/96]
120 Madison Street, Suite 1700      The Holstein Company, Inc.
Syracuse, NY 13202

HARRY L. KAVETAS                    Executive Vice President and Chief Financial Officer
DIRECTOR                            [2/94-present], Eastman Kodak Company. Formerly:
343 State Street                    Vice President [9/61-12/93], IBM Corp.
Rochester, NY 14650-0235

BARBARA S. KOWALCZYK                Senior Vice-President Corporation Planning
DIRECTOR                            [1/94-present], Lincoln National Corp.; Formerly:
200 East Berry Street               Senior Vice President [1/77-1/94], Lincoln National
Fort Wayne, Ind. 46802              Investment Management Co.

MARGEURITE L. LACHMAN               Managing Director
DIRECTOR                            [4/87-present], Schroder Real Estate Associates
437 Madison Avenue, 18th Floor
New York, NY 10022

NAME, ADDRESS AND POSITION(S)
WITH REGISTRANT                     PRINCIPAL OCCUPATIONS LAST FIVE YEARS
----------------------------------------------------------------------------------------
LOUIS G. MARCOCCIA                  Officer [1/75-present], Syracuse University
DIRECTOR
Skytop Office Building
Skytop Road
Syracuse, NY 13244-5300

TROY D. PANNING                     Second Vice President and Chief Financial Officer
SECOND VICE PRESIDENT AND           [11/96-present] Formerly: Manager [9/90-11/96],
CHIEF FINANCIAL OFFICER             Ernst & Young LLP
120 Madison Street, Suite 1700
Syracuse, New York 13202

JOHN M. PIETRUSKI                   Chairman of Board
DIRECTOR                            [1/89-present], Texas Biotechnology Corp.
One Penn Plaza
Suite 3408
New York, NY 10119

LAWRENCE T. ROWLAND                 Executive Vice President [10/96-present] (formerly
DIRECTOR                            Senior Vice President One Reinsurance [1/93-10/96],
Place                               Vice President [10/91-1/93]), Lincoln National Life
1700 Magnavox Way                   Insurance Co.
Fort Wayne, Ind. 46804

JOHN L. STEINKAMP                   Vice President and Associate General Counsel
DIRECTOR                            [8/77-present], Lincoln National Corp.
200 East Berry Street
Fort Wayne, Ind. 46802

RICHARD C. VAUGHAN                  Executive Vice President and Chief Financial Officer
DIRECTOR                            [1/95-present] (formerly Senior Vice President
200 East Berry Street               [6/92-1/95], Lincoln National Corp.
Fort Wayne, Ind. 46802

DISTRIBUTION OF POLICIES

                    LLANY intends to offer the Policy in New York. Lincoln Financial Advisors, Inc. ("LFA"), the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The principal underwriter, LFA, will be offering the Policies and performing all duties and functions necessary and prepare for the distribution of the Policies. The principal business address of LFA is 3811 Illinois Road, Suite 205, Fort Wayne, IN 46804.

                    The Policy will be sold by individuals, who in addition to being licensed as life insurance agents for LLANY, are also registered representatives of The Lincoln National Life Insurance Company. These representatives ordinarily receive commission and services fee up to [000.0%] of the first year premium, plus up to [0.000%] of all other premiums paid, plus [0.00%] of Accumulation Value in the second policy year and each year thereafter. The local agency receives additional compensation on the first year premium and all additional premiums, plus a small percentage of accumulated policy values. In some situations, the local agency may elect to share its commission with the registered representative. Selling representatives are also eligible for bonuses and non-cash compensation if certain production levels are reached. All compensation is paid from LLANY's resources, which include sales charges made under this Policy.

CHANGES OF INVESTMENT POLICY

                    LLANY may materially change the investment policy of the Variable Account. LLANY must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the New York Department of Insurance, which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders LLANY's operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy then being offered by LLANY on the life of the Insured. The Owner has the later of 60 days from the date of the investment policy change or 60 days from being informed of such change to make this conversion. LLANY will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

OTHER CONTRACTS ISSUED BY LLANY

                    LLANY from time to time offers other variable annuity contracts and variable life insurance policies with benefits which vary in accordance with the investment experience of a separate account of LLANY.

STATE REGULATION

                    LLANY is subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of LLANY for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine LLANY's contract liabilities and reserves so that the Insurance Department may certify the items are correct. LLANY's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the New York Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company.

REPORTS TO OWNERS

                    LLANY maintains Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value, and any other information required by the New York Superintendent of Insurance.

                    Owners will also be sent annual reports containing financial statements for the Variable Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    In addition, Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in Death Benefit Option, transfers among Sub-Accounts, Premium Payments, loans, loan repayments, reinstatement and termination.

ADVERTISING

                    LLANY is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of LLANY. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. LLANY may advertise these ratings from time to time. In addition, LLANY may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend LLANY or the Policies. Furthermore, LLANY may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

LEGAL PROCEEDINGS

                    [TO BE FILED BY AMENDMENT]

EXPERTS

                    [TO BE FILED BY AMENDMENT]

REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, LLANY, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

FINANCIAL STATEMENTS

                    [TO BE FILED BY AMENDMENT.]

APPENDIX 1

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS

                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Accumulation Values, Surrender Values and Death Benefit Proceeds may be different. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option, and that the No-Lapse Provision is not selected.

                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross return. This is due to the daily charges made against the assets of the Sub-Accounts for assuming mortality and expense risks. The current mortality and expense risk charges are equivalent to an annual effective rate of 0.80% of the daily net asset value of the Variable Account. The mortality and expense risk charge is guaranteed never to exceed an annual effective rate of 0.90%. In addition, the net investment returns also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.80% of the daily net asset value of the Variable Account.

                    Considering current charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of return of 0%, 6%, and 12% correspond to net investment experience at constant annual rates of -1.60%, 4.40% and 10.40%.

                    Considering guaranteed charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.70%, 4.30% and 10.30%.

                    The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.

                    The illustrations also reflect the fact that the Company deducts a premium load of 8.0% from each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that the Company will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount.

                    In addition, the illustrations reflect the fact that the Company deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge of $12.50 per month in the first year. Current values reflect a current flat dollar monthly administrative expense charge of $5 (and guaranteed values, $10) in subsequent Policy Years. The charge also includes $0.09 per $1,000 of Specified Amount during the first twenty Policy Years.

                    Upon request, the Company will furnish a comparable illustration based on the proposed insureds' ages, gender classification, smoking classification, risk classification and premium payment requested.

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,667 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

                                                                                                            SURRENDER VALUE
                                   DEATH BENEFIT PROCEEDS              TOTAL ACCUMULATION VALUE         ANNUAL INVESTMENT RETURN
                PREMIUMS         ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF                  OF
  END OF     ACCUMULATED AT   GROSS 0%   GROSS 6%    GROSS 12%    GROSS 0%     GROSS 6%     GROSS 12%    GROSS 0%     GROSS 6%
  POLICY       5% INTEREST       NET        NET         NET          NET          NET          NET          NET          NET
   YEAR         PER YEAR       -1.70%      4.30%      10.30%       -1.70%        4.30%       10.30%       -1.70%        4.30%
-----------  ---------------  ---------  ---------  -----------  -----------  -----------  -----------  -----------  -----------

         1         14,350     1,000,000  1,000,000   1,000,000       10,959       11,634       12,308            0            0
         2         29,418     1,000,000  1,000,000   1,000,000       21,717       23,756       25,876        8,450       10,490
         3         45,239     1,000,000  1,000,000   1,000,000       32,099       36,202       40,640       19,346       23,449
         4         61,852     1,000,000  1,000,000   1,000,000       42,084       48,957       56,694       29,877       36,751
         5         79,295     1,000,000  1,000,000   1,000,000       51,645       62,004       74,141       39,917       50,276

         6         97,610     1,000,000  1,000,000   1,000,000       60,748       75,314       93,090       49,636       64,202
         7        116,841     1,000,000  1,000,000   1,000,000       69,349       88,851      113,651       59,472       78,973
         8        137,033     1,000,000  1,000,000   1,000,000       77,386      102,557      135,932       68,743       93,915
         9        158,235     1,000,000  1,000,000   1,000,000       84,774      116,355      160,039       77,366      108,947
        10        180,497     1,000,000  1,000,000   1,000,000       91,419      130,152      186,087       85,246      123,979

        15        309,660     1,000,000  1,000,000   1,000,000      109,821      195,535      351,157      109,821      195,535
        20        474,508     1,000,000  1,000,000   1,000,000       86,688      238,858      598,680       86,688      238,858
        25        684,901        --      1,000,000   1,065,555       --          212,008    1,014,814       --          212,008
        30        953,421        --         --       1,796,688       --           --        1,711,131       --           --


  END OF      GROSS 12%
  POLICY         NET
   YEAR        10.30%
-----------  -----------
         1            0
         2       12,610
         3       27,887
         4       44,488
         5       62,414
         6       81,978
         7      103,773
         8      127,289
         9      152,631
        10      179,913
        15      351,157
        20      598,680
        25    1,014,814
        30    1,711,131

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.80% per year. See "Expense Data" at pages 21-22 of this Prospectus.

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,667 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                                                                                                            SURRENDER VALUE
                                   DEATH BENEFIT PROCEEDS              TOTAL ACCUMULATION VALUE         ANNUAL INVESTMENT RETURN
                PREMIUMS         ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF                  OF
  END OF     ACCUMULATED AT   GROSS 0%   GROSS 6%    GROSS 12%    GROSS 0%     GROSS 6%     GROSS 12%    GROSS 0%     GROSS 6%
  POLICY       5% INTEREST       NET        NET         NET          NET          NET          NET          NET          NET
   YEAR         PER YEAR       -1.60%      4.40%      10.40%       -1.60%        4.40%       10.40%       -1.60%        4.40%
-----------  ---------------  ---------  ---------  -----------  -----------  -----------  -----------  -----------  -----------

         1         14,350     1,000,000  1,000,000   1,000,000       11,092       11,770       12,449            0            0
         2         29,418     1,000,000  1,000,000   1,000,000       22,131       24,191       26,333        8,865       10,925
         3         45,239     1,000,000  1,000,000   1,000,000       32,967       37,131       41,633       20,213       24,378
         4         61,852     1,000,000  1,000,000   1,000,000       43,599       50,610       58,494       31,393       38,404
         5         79,295     1,000,000  1,000,000   1,000,000       54,028       64,648       77,073       42,300       52,920

         6         97,610     1,000,000  1,000,000   1,000,000       64,251       79,265       97,547       53,139       68,153
         7        116,841     1,000,000  1,000,000   1,000,000       74,268       94,483      120,108       64,391       84,606
         8        137,033     1,000,000  1,000,000   1,000,000       84,078      110,324      144,972       75,435      101,681
         9        158,235     1,000,000  1,000,000   1,000,000       93,677      126,811      172,374       86,269      119,403
        10        180,497     1,000,000  1,000,000   1,000,000      103,062      143,966      202,575       96,889      137,793

        15        309,660     1,000,000  1,000,000   1,000,000      145,521      239,550      405,875      145,521      239,550
        20        474,508     1,000,000  1,000,000   1,000,000      173,986      348,366      733,813      173,986      348,366
        25        684,901     1,000,000  1,000,000   1,346,520      178,751      469,956    1,282,400      178,751      469,956
        30        953,421     1,000,000  1,000,000   2,283,838      119,155      588,794    2,175,083      119,155      588,794


  END OF      GROSS 12%
  POLICY         NET
   YEAR        10.40%
-----------  -----------
         1            0
         2       13,067
         3       28,880
         4       46,287
         5       65,346
         6       86,435
         7      110,231
         8      136,329
         9      164,966
        10      196,402
        15      405,875
        20      733,813
        25    1,282,400
        30    2,175,083

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.80% per year. See "Expense Data" at pages 21-22 of this Prospectus.

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,578 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  GUARANTEED BASIS

              PREMIUMS        DEATH BENEFIT PROCEEDS            TOTAL ACCUMULATION VALUE                  SURRENDER VALUE
             ACCUMULATED    ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
                 AT       GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%     GROSS 6%    GROSS 12%   GROSS 0%     GROSS 6%    GROSS 12%
  END OF     5% INTEREST     NET        NET        NET         NET          NET         NET         NET          NET         NET
POLICY YEAR   PER YEAR     -1.70%      4.30%     10.30%      -1.70%        4.30%      10.30%      -1.70%        4.30%      10.30%
-----------  -----------  ---------  ---------  ---------  -----------  -----------  ---------  -----------  -----------  ---------

         1       22,657   1,000,000  1,000,000  1,000,000      17,827       18,929      20,031           0            0           0
         2       46,447   1,000,000  1,000,000  1,000,000      34,691       37,997      41,436      10,631       13,937      17,376
         3       71,426   1,000,000  1,000,000  1,000,000      50,324       56,918      64,058      27,333       33,927      41,068
         4       97,654   1,000,000  1,000,000  1,000,000      64,612       75,557      87,904      42,659       53,605      65,951
         5      125,194   1,000,000  1,000,000  1,000,000      77,424       93,762     112,975      56,541       72,878      92,092

         6      154,110   1,000,000  1,000,000  1,000,000      88,590      111,336     139,252      68,745       91,491     119,406
         7      184,473   1,000,000  1,000,000  1,000,000      97,878      128,022     166,673      80,238      110,381     149,033
         8      216,353   1,000,000  1,000,000  1,000,000     104,964      143,466     195,118      89,528      128,030     179,683
         9      249,828   1,000,000  1,000,000  1,000,000     109,424      157,215     224,406      96,194      143,984     211,175
        10      284,976   1,000,000  1,000,000  1,000,000     110,761      168,737     254,333      99,736      157,712     243,308

        15      488,903   1,000,000  1,000,000  1,000,000      49,159      169,945     408,894      49,159      169,945     408,894
        20      749,172      --         --      1,000,000      --           --         567,303      --           --         567,303
        25    1,081,348      --         --      1,000,000      --           --         766,413      --           --         766,413
        30    1,505,298      --         --      1,282,217      --           --       1,269,522      --           --       1,269,522

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.80% per year. See "Expense Data" at pages 21-22 of this Prospectus.

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,578 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  CURRENT BASIS

              PREMIUMS        DEATH BENEFIT PROCEEDS            TOTAL ACCUMULATION VALUE                  SURRENDER VALUE
             ACCUMULATED    ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
                 AT       GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%     GROSS 6%    GROSS 12%   GROSS 0%     GROSS 6%    GROSS 12%
  END OF     5% INTEREST     NET        NET        NET         NET          NET         NET         NET          NET         NET
POLICY YEAR   PER YEAR     -1.60%      4.40%     10.40%      -1.60%        4.40%      10.40%      -1.60%        4.40%      10.40%
-----------  -----------  ---------  ---------  ---------  -----------  -----------  ---------  -----------  -----------  ---------

         1       22,657   1,000,000  1,000,000  1,000,000      18,193       19,306      20,419           0            0           0
         2       46,447   1,000,000  1,000,000  1,000,000      36,090       39,461      42,966      12,030       15,401      18,906
         3       71,426   1,000,000  1,000,000  1,000,000      53,560       60,359      67,712      30,570       37,369      44,721
         4       97,654   1,000,000  1,000,000  1,000,000      70,587       82,011      94,863      48,634       60,059      72,911
         5      125,194   1,000,000  1,000,000  1,000,000      87,163      104,438     124,662      66,279       83,554     103,779

         6      154,110   1,000,000  1,000,000  1,000,000     103,278      127,659     157,376      83,432      107,814     137,530
         7      184,473   1,000,000  1,000,000  1,000,000     118,923      151,698     193,302     101,282      134,058     175,662
         8      216,353   1,000,000  1,000,000  1,000,000     134,086      176,580     232,775     118,651      161,144     217,340
         9      249,828   1,000,000  1,000,000  1,000,000     148,757      202,330     276,169     135,526      189,100     262,939
        10      284,976   1,000,000  1,000,000  1,000,000     162,921      228,978     323,903     151,895      217,952     312,878

        15      488,903   1,000,000  1,000,000  1,000,000     218,882      370,816     642,037     218,882      370,816     642,037
        20      749,172   1,000,000  1,000,000  1,220,900     213,787      504,611   1,162,762     213,787      504,611   1,162,762
        25    1,081,348   1,000,000  1,000,000  2,121,351     112,229      634,702   2,020,334     112,229      634,702   2,020,334
        30    1,505,298      --      1,000,000  3,448,166      --          771,777   3,414,026      --          771,777   3,414,026

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The "Net" percentages in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.80% per year. See "Expense Data" at pages 21-22 of this Prospectus.

                                    PART II

                        FEES AND CHARGES REPRESENTATION

    Lincoln Life & Annuity Company of New York represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

                                  UNDERTAKING

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

       (a) Brief description of indemnification provisions.

           In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (LLANY) provides that LLANY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LLANY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LLANY. Certain additional conditions apply to indemnification in criminal proceedings.

           In particular, separate conditions govern indemnification of directors, officers, and employees of LLANY in connection with suits by, or in the right of, LLANY.

           Please refer to Article VII of the By-Laws of LLANY (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

       (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement comprises the following papers and documents:

       The facing sheet;
       A cross-reference sheet (reconciliation and tie);
       The prospectus, consisting of 43 pages;
       The undertaking to file reports;
       The signatures;
       Written consents of the following persons:
           Robert O. Sheppard, Esq. *
                        (actuary)*
           (independent accountants)*

    1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
       (1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account.
       (2) Not applicable.
       (3) (a) Underwriting Agreement between Lincoln Financial Advisors, Inc. and Lincoln Life & Annuity Company of New York*
           (b) Form of Selling Group Agreement.*
           (c) Commission Schedule for Variable Life Policies.*
       (4) Not applicable.
       (5) (a)  Proposed Form of Policy and Application.
           (b) Riders.

       (6) (a) Articles of Incorporation of Lincoln Life & Annuity Company of New York are incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-38007) filed on October 16, 1997.
           (b) Bylaws of Lincoln Life & Annuity Company of New York are incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-38007) filed on October 16, 1997.
       (7) Not applicable.
       (8) Fund Participation Agreements.

           Agreements between Lincoln Life & Annuity Company of New York and:

           (a) AIM Variable Insurance Funds, Inc.*
           (b) CIGNA Variable Products Group.*
           (c) Fidelity Variable Insurance Products Fund.*
           (d) Fidelity Variable Insurance Products Fund II.*
           (e) MFS-Registered Trademark- Variable Insurance Trust.*
           (f)  Templeton Variable Products Series Fund.*
           (g) OCC Accumulation Trust.*
       (9) (a) Form of Services Agreement between Lincoln Life & Annuity Company of New York and Delaware Management Company is incorporated herein by reference to Registration on Form N-4 (File No. 333-38007) filed on October 16, 1997.
           (b) *
       (10) See Exhibit 1(5).
    2.  See Exhibit 1(5).
    3.  Opinion and Consent of Counsel.*
    4.  Not applicable.
    5.  Not applicable.
    6.  Opinion and consent of               , F.S.A.*
    7.  Opinion and consent of               , Independent Accountants.*
    8.  Not applicable.

    * To be filed by amendment

                                   SIGNATURES

    As required by the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Syracuse and State of New York, on the 11th day of February, 1998.

                                          LLANY SEPARATE ACCOUNT R FOR FLEXIBLE
                                           PREMIUM VARIABLE LIFE INSURANCE
                                           (Name of Registrant)

                                          By:       /s/ PHILIP L. HOLSTEIN

                                             -----------------------------------
                                                     Philip L. Holstein
                                                          PRESIDENT
                                              LINCOLN LIFE & ANNUITY COMPANY OF
                                                           NEW YORK

                                          LINCOLN LIFE & ANNUITY COMPANY OF NEW
                                           YORK
                                           (Name of Depositor)

                                          By:       /s/ PHILIP L. HOLSTEIN

                                             -----------------------------------
                                                     Philip L. Holstein
                                                          PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on February 11, 1998 by the following persons, as officers and directors of the Depositor, in the capacities indicated:

                    SIGNATURE                                 TITLE
--------------------------------------------------  -------------------------

              /s/ PHILIP L. HOLSTEIN                President, Treasurer and
   -------------------------------------------       Director (Principal
                Philip L. Holstein                   Executive Officer)

                /s/ JON A. BOSCIA
   -------------------------------------------      Director
                  Jon A. Boscia

              /s/ RICHARD C. VAUGHAN
   -------------------------------------------      Director
                Richard C. Vaughan

                                                    Second Vice President and
               /s/ TROY D. PANNING                   Chief Financial Officer
   -------------------------------------------       (Principal Financial
                 Troy D. Panning                     Officer and Principal
                                                     Accounting Officer)

             /S/ THOMAS D. BELL, JR.
   -------------------------------------------      Director
               Thomas D. Bell, Jr.

   -------------------------------------------      Director
                 Roland C. Baker

               /s/ HARRY L. KAVETAS
   -------------------------------------------      Director
                 Harry L. Kavetas

           /s/ BARBARA STEURY KOWALCZYK
   -------------------------------------------      Director
             Barbara Steury Kowalczyk

   -------------------------------------------      Director
            Marguerite Leanne Lachman

   -------------------------------------------      Director
                John M. Pietruski

              /s/ LAWRENCE T. ROLAND
   -------------------------------------------      Director
                Lawrence T. Roland

              /s/ J. PATRICK BARRETT
   -------------------------------------------      Director
                J. Patrick Barrett

                    SIGNATURE                                 TITLE
--------------------------------------------------  -------------------------
   -------------------------------------------      Director
                John L. Steinkamp

              /s/ LOUIS G. MARCOCCIA
   -------------------------------------------      Director
                Louis G. Marcoccia

                         (A majority of the Directors)